Exhibit 99.2

newgold™

Annual General Meeting of New Gold Inc.
Management Information Circular
March 19, 2021

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held virtually at https://web.lumiagm.com/457302388 on Tuesday, May 4, 2021 at 4:00 p.m. (Eastern time) for the following purposes:
1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2020 and the auditor’s report on those statements;
2.	setting the size of the board of directors of the Company at nine directors;
3.	electing the directors of the Company;
4.	appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix its remuneration;
5.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and
6.	conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.

New Gold has been carefully monitoring developments with respect to the global health crisis caused by COVID-19. Given the continuing unprecedented circumstances in which we collectively find ourselves, and in light of New Gold’s commitment to the health and well-being of its shareholders, employees, communities and other stakeholders, New Gold will be conducting the Meeting virtually. Shareholders will not be able to attend the Meeting physically. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” through an online portal. Non-registered shareholders must carefully follow the procedures set out in the management information circular (the “Circular”) that accompanies this notice if they wish to appoint themselves as a proxyholder to vote at the virtual Meeting and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting but will not be able to ask questions or vote. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.
It should be noted that the vast majority of our shareholders vote in advance of the Meeting by proxy and are encouraged to continue to do so via the various channels outlined in the Circular. The virtual Meeting does not change voting by proxy. However, those that wish to participate in the virtual Meeting or to appoint a proxy to participate, are encouraged to carefully read the instructions in the Circular and in particular the procedure for appointing yourself or a proxy.
The record date for the Meeting is March 15, 2021. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This notice is accompanied by the Circular and either a proxy form or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of New Gold for the year ended December 31, 2020 will also accompany this notice. Copies of New Gold’s annual and interim financial statements and MD&A are also available under New Gold’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular will be available on New Gold’s website at www.newgold.com/investors/events-and-presentations/presentations-events-and-webcasts/annual-meeting-of-shareholders/ and under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
We value your opinion and participation in the Meeting as a shareholder of New Gold. For your information, the Meeting is not expected to include a formal presentation by management, but there will be an opportunity for shareholders to ask questions. Please review the accompanying Circular before voting, as it contains important information about the Meeting. It is important that you exercise your vote, either virtually at the Meeting or by proxy. Any questions regarding voting your Shares should be directed to New Gold’s advisor and proxy solicitation agent, Kingsdale Advisors, which can be reached by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent, Computershare Investor Services, by 4:00 p.m. (Eastern time) on April 30, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Non-registered (or beneficial) holders must provide their voting instructions to their intermediaries sufficiently in advance of this deadline to allow the intermediary sufficient time to forward this information to Computershare Investor Services.
DATED at Toronto, Ontario this 19th day of March, 2021.
By Order of the Board of Directors
Ian Pearce
Chair of the Board

TABLE OF CONTENTS
GENERAL INFORMATION	4
MEETING AND VOTING INFORMATION	5
VOTING INFORMATION	6
OTHER IMPORTANT INFORMATION	12
BUSINESS OF THE MEETING	13
1. Receiving the Audited Consolidated Financial Statements	13
2. Board size resolution	13
3. Election of Directors	13
4. Appointment of Auditor	25
5. Say on Pay Advisory Vote	25
STATEMENT OF EXECUTIVE COMPENSATION	27
EQUITY COMPENSATION PLANS	61
STATEMENT OF DIRECTOR COMPENSATION	70
CORPORATE GOVERNANCE PRACTICES	75
SUSTAINABILITY AND ESG	90
OTHER INFORMATION	91
SCHEDULE A – BOARD OF DIRECTORS MANDATE	93

GENERAL INFORMATION
Unless otherwise stated, the information contained in this Circular is as of March 19, 2021, and all dollar amounts in this Circular refer to Canadian dollars. United States dollars are referred to as “US$”.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

MEETING AND VOTING INFORMATION
WHO IS SOLICITING MY PROXY?
You have received this management information circular (the “Circular”) because you owned common shares (“Shares”) of New Gold Inc. (“New Gold” or the “Company”) as of the close of business on the record date of March 15, 2021, and are entitled to receive notice of, and vote at, our annual general meeting of shareholders (“Meeting”).
Management is soliciting your proxy for the Meeting. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold. The Company has also retained the services of Kingsdale Advisors (“Kingsdale”) to act as advisor and solicit proxies on behalf of management. Fees for Kingsdale’s solicitation services are anticipated to be $58,000 plus disbursements. The costs of preparing and distributing Meeting materials and the cost of soliciting proxies will be borne by New Gold.
Shareholders with questions about voting their Shares may contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com.
References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.
HOW ARE MEETING MATERIALS BEING DELIVERED TO SHAREHOLDERS?
New Gold is using the notice and access regime (“Notice and Access”) adopted by the Canadian securities regulators for the delivery of the notice of meeting (the “Notice of Meeting”), the Circular and the proxy form or voting instruction form (collectively, the “Meeting Materials”), as applicable, to registered and beneficial shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders received a copy of the Notice of Meeting with instructions for accessing the Circular online. New Gold has adopted the Notice and Access delivery process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.
New Gold has sent the Notice of Meeting and proxy form directly to registered shareholders and has distributed copies of the Notice of Meeting and voting instruction form to non-registered shareholders through their intermediaries and clearing agencies. Management of New Gold does not intend to pay for intermediaries to forward the Meeting Materials to objecting beneficial owners under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. An objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.
Shareholders may request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date this Circular is filed on SEDAR. Requests may be made through New Gold’s website, www.newgold.com, or by calling 1-833-324-6018. To receive the Meeting Materials in advance of the proxy cut-off deadline (as defined below) and Meeting date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy cut-off deadline.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

WHEN AND WHERE IS THE MEETING BEING HELD?
The Meeting is being held virtually at https://web.lumiagm.com/457302388 at 4:00 p.m. (Eastern time) on May 4, 2021, for the purposes set out in the Notice of Meeting.
WHY IS NEW GOLD HOLDING THE MEETING VIRTUALLY?
Due to ongoing public health concerns related to the COVID-19 pandemic, and in order to ensure the health and well-being of its shareholders, employees, communities and other stakeholders, New Gold’s board of directors (the “Board”) and management have again decided to conduct the Meeting virtually. Registered shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen, but cannot vote at the Meeting or ask questions. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks that they may be facing.
HOW MANY SHAREHOLDERS ARE NEEDED TO REACH A QUORUM?
The Company must have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 5% of the issued and outstanding Shares of New Gold entitled to be voted at the Meeting. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.
DOES ANY SHAREHOLDER BENEFICIALLY OWN 10% OR MORE OF THE OUTSTANDING NEW GOLD SHARES?
According to public filings with the United States Securities and Exchange Commission, as of December 31, 2020, Van Eck Associates Corporation had control of 73,816,881 Shares of New Gold, representing approximately 10.9% of the issued and outstanding Shares. To the knowledge of the directors and executive officers of New Gold, as of the date of this Circular, no other person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.
VOTING INFORMATION
WHO CAN VOTE?
You are entitled to receive notice of, and to vote at, the Meeting if you held Shares of New Gold at the close of business on the record date for the Meeting, being March 15, 2021. As of the record date, New Gold had 676,878,797 Shares issued and outstanding. Each Share entitles the holder to one vote on the items to be voted on at the Meeting.
HOW DO I VOTE MY SHARES?
The manner in which you vote your Shares depends on whether you are a registered shareholder or a non-registered (or beneficial) shareholder. You are a registered shareholder if you have a Share certificate issued in your name and appear as the registered shareholder on the books of Company. You are a non-registered shareholder if your New Gold Shares are registered in the name of an intermediary, such as a bank, trust company, investment dealer, clearing agency or other institution.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

If you are not sure whether you are a registered or non-registered shareholder, please contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com.
How do I vote if I am a registered shareholder?
Voting by Proxy
Voting by proxy is the easiest way for registered shareholders to cast their vote. You can vote by proxy in any of the following ways:
By Telephone:
Call Computershare toll-free in North America 1-866-732-8683 or outside North America 1-312-588-4290. You will need your 15-digit control number, which can be found on your proxy form.
Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.

By Internet:
Go to Computershare’s website at www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your proxy form. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.

By Mail or Fax:
Complete, sign and date your proxy form and return it to Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 in the envelope provided or fax a copy of the completed, signed and dated proxy form to Computershare at 1-866-249-7775. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.

You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the proxy form, and return it to Computershare as instructed. In addition, for your proxyholder to attend and participate in the virtual Meeting, you must also register the appointment of your proxyholder at www.computershare.com/newgold and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with a Username via email to vote at the Meeting. Registering your proxyholder is an additional step which must be completed by no later than 4:00 p.m. (Eastern time) on April 30, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting). Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

If you have complied with the steps described above, prior to the Meeting, Computershare will contact your proxyholder via email with a unique Username/control number which, along with the password “newgold2021” (case sensitive), will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, you or your proxyholder will not be able to ask questions or vote at the Meeting. Please see below, under the headings “How can I log in to the virtual Meeting” and “How will my Shares be voted if I return a proxy?” for more information.
Voting in Person via Internet Webcast
Registered shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://web.lumiagm.com/457302388 click on “I have a Control Number”, enter the 15-digit control number found on the proxy, and the password “newgold2021” (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least an hour before the start of the Meeting. Non-registered shareholders must follow the procedures outlined below to participate in the Meeting using the LUMI meeting platform. Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest”.
How do I vote if I am a non-registered (or beneficial) shareholder?
Submitting Voting Instructions
You will receive a voting instruction form that allows you to vote on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Shares to be voted, which you should complete, sign, date, and return as directed on the form. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their Shares are voted by their intermediary on their behalf at the Meeting.
New Gold may utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Shares over the telephone. Alternatively, Kingsdale may contact non-registered shareholders who do not object to their names being known to the Company to assist them with conveniently voting their Shares directly over the phone. If you have any questions about the Meeting, please contact Kingsdale by telephone at 1-866-581-1477 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.
Voting in Person Via Internet Webcast
New Gold does not have access to the names or holdings of non-registered shareholders. This means that you can only vote your Shares virtually at the Meeting if: (a) you have previously appointed yourself as the proxyholder for your Shares by printing your name in the space provided on your voting instruction form and submitting it as directed on the form; and (b) by no later than 4:00 p.m. (Eastern time) on April 30, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting), you have registered your appointment at www.computershare.com/newgold. If you have completed these two steps within the required timeframe, then, prior to the Meeting, Computershare will contact you via email with your unique Username/control number which, along with the password “newgold2021” (case sensitive), will allow you to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, you will not be able to ask questions or vote at the Meeting.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

You may also appoint a person other than the directors and officers designated by the Company as the proxyholder for your Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the virtual Meeting, you will need to register the appointment of your proxyholder at www.computershare.com/newgold by no later than 4:00 p.m. (Eastern time) on April 30, 2021 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting). If your proxyholder has been properly appointed, Computershare will contact your proxyholder via email prior to the Meeting with a Username/control number which, along with the password “newgold2021” (case sensitive), will allow your proxyholder to participate in, and vote at, the Meeting using the LUMI meeting platform.
Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare before 4:00 p.m. (Eastern time) on April 30, 2021. If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to Computershare before 4:00 p.m. (Eastern time) on April 30, 2021. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to participate in the virtual Meeting.
Please see below under the heading “How can I log in to the virtual Meeting?” for more information.
Notice for US beneficial holders
To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your intermediary and then register in advance to attend the Meeting. Follow the instructions from your intermediary included with the proxy materials or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy form from your intermediary, to then register to attend the virtual Meeting, you must submit a copy of your legal proxy form to Computershare. Requests for registration should be directed to:
Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1
OR
Email at uslegalproxy@computershare.com
Requests for registration must be labeled as “Legal Proxy” and be received no later than April 30, 2021 at 4:00 p.m. (Eastern time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are also required to register your appointment at www.computershare.com/newgold. Once you have complied with those two steps, Computershare will contact you prior to the Meeting via email with your unique Username/control number which, along with the password “newgold2021” (case sensitive), will allow you to log in to the live webcast and vote at the Meeting at https://web.lumiagm.com/457302388 using the LUMI meeting platform. Without a control number, you will not be able to ask questions or vote at the Meeting.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

IS THERE A DEADLINE FOR MY PROXY TO BE RECEIVED?
Yes. In order for your Shares to be voted, New Gold must receive your voting instructions by 4:00 p.m. (Eastern Time) on Friday, April 30, 2021 (the “proxy cut-off deadline”) to ensure that your Shares are voted at the Meeting. If the Meeting is adjourned or postponed, your proxy must be received by 4:00 p.m. (Eastern Time) on the second-last business day before the reconvened meeting.
As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of the proxy cut-off deadline to allow your intermediary time to forward this information to Computershare by the proxy cut-off deadline. New Gold reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but New Gold is under no obligation to accept or reject any particular late proxy.
HOW CAN I LOG IN TO THE VIRTUAL MEETING?
Only shareholders of record at the close of business on March 15, 2021 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third party as proxyholder, to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions.
•
Registered shareholders and duly appointed proxyholders may log in online at https://web.lumiagm.com/457302388, click on “I have a Control Number”, enter the 15-digit control number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password “newgold2021” (case sensitive), then click on the “Login” button. New Gold recommends that you log in at least one hour before the Meeting begins. For registered shareholders, the control number is located on your proxy form. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your control number will be provided by Computershare provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.

•	Non-registered shareholders may view a live webcast of the Meeting by going to the same URL noted above and clicking on “I am a guest”.

During the Meeting, you must ensure that you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least an hour before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your Shares in advance or by proxy, so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq for additional information.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

New Gold believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year’s Meeting virtually. Registered shareholders, non-registered shareholders who have appointed themselves as proxyholders, and third party-proxyholders accessing the Meeting will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the LUMI platform. It is anticipated that Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual shareholders meeting was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.
HOW WILL MY SHARES BE VOTED IF I RETURN A PROXY?
By completing and returning a proxy form, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares on each item of business according to your instructions. If you sign and return your proxy form without designating a proxyholder and do not give voting instructions or specify that you want your Shares withheld from voting, the New Gold representatives will vote your Shares as follows:
•	FOR setting the size of the Board at nine;
•	FOR the election of the nominee directors to the Board;
•	FOR the appointment of Deloitte LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration;
•	FOR the non-binding advisory resolution approving the Company’s approach to executive compensation.

WHAT HAPPENS IF THERE ARE AMENDMENTS, VARIATIONS OR OTHER MATTERS BROUGHT BEFORE THE MEETING?
Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 15, 2021, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.
HOW DO I REVOKE MY PROXY?
If you change your mind about how you wish to vote your Shares, you can revoke your proxy in one of the following ways:
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

•	voting again on the Internet or by phone before 4:00 p.m. (Eastern time) on April 30, 2021;
•
completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing it or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 4:00 p.m. (Eastern time) on April 30, 2021; or

•	any other means permitted by law.

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:00 p.m. (Eastern time) on April 30, 2021, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.
OTHER IMPORTANT INFORMATION
WHAT IS THE DEADLINE FOR MAKING A SHAREHOLDER PROPOSAL AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS?
The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual meeting of shareholders is February 4, 2022.
ARE THERE ANY SHAREHOLDER PROPOSALS BEING CONSIDERED AT THE MEETING?
There are no shareholder proposals being considered at the Meeting.
WHERE CAN I FIND FINANCIAL INFORMATION RELATING TO THE COMPANY?
New Gold’s financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2020, and related Management Discussion & Analysis (“MD&A”), both of which can be found on the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at https://www.newgold.com/investors/financial-information/reports-and-financials/default.aspx.
HOW DO I NOMINATE A CANDIDATE FOR ELECTION TO THE BOARD?
The Company adopted an Advance Notice Policy in 2015. Shareholders are required to comply with the Advance Notice Policy in connection with director nominations other than pursuant to a meeting requisition or shareholder proposal. Among other things, the Advance Notice Policy requires the nominating shareholder to provide to New Gold certain information regarding the shareholder and the shareholder’s proposed nominees and sets out specific timelines for providing such information. A copy of the Advance Notice Policy is available on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Corporate Governance and Nominating Committee (the “CGNC”) will consider candidates submitted by shareholders on the same basis as any other candidate. As of the date of this Circular, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the Advance Notice Policy.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

BUSINESS OF THE MEETING
1.	RECEIVING THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

New Gold’s consolidated financial statements, including the auditor’s report thereon, for the year ended December 31, 2020 will be placed before the Meeting. The audited consolidated financial statements are available on New Gold’s website at www.newgold.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov. Printed copies will be mailed to registered shareholders and non-registered shareholders who requested them. For information on how to request a printed copy of New Gold’s audited consolidated financial statements, please see “Meeting and Voting Information – How are Meeting Materials Being Delivered to Shareholders?” on page of this Circular.
2.	BOARD SIZE RESOLUTION

The Company’s Articles require that the Board consist of the greater of three directors or the number set by ordinary resolution. At the Meeting, the nine persons named below will be proposed for election as directors of the Company. New Gold is asking shareholders to set, by ordinary resolution, the number of directors of the Company at nine. The Board is proposing two new nominees: Geoff Chater, a geologist with over 30 years of experience in the mineral exploration and mining industries; and Tom McCulley, who brings to the Board 30 years of experience in project execution and operations leadership in the mining and construction industries. The Board believes Mr. Chater and Mr. McCulley deepen and diversify the collective skills of the Board in these important areas. For further information on the process for nominating directors, please see “Corporate Governance Practices – Board of Directors Governance – Nomination of Directors” on page of this Circular.
Unless directed otherwise in the form of proxy, the persons named in the form of proxy intend to vote FOR setting the Board size at nine persons.
3.	ELECTION OF DIRECTORS

At the Meeting, the nine persons named below will be proposed for election to the Board (the “Nominees”). Eight of the nine Nominees (89%) are independent.
Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the Nominees.
Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the persons named in the proxy reserve the right to nominate and vote for the election of another individual at their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of New Gold following his or her election or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of New Gold.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

The Board has adopted a Majority Voting Policy which stipulates that if a Nominee receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, that Nominee will promptly submit his or her resignation to the Board, which resignation will be accepted except where exceptional circumstances would warrant rejecting or delaying the acceptance of the offer of resignation, as determined by the Board in accordance with its fiduciary duties. The Board’s decision will be publicly disclosed (with full reasons for its decision in the event the Board declines to accept the resignation). The Nominee will not participate in deliberations regarding the resignation offer, except in limited circumstances where the Nominee’s participation is required for quorum. The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on New Gold’s website at www.newgold.com.
The following pages contain brief biographies for each of the Nominees. The information provided includes the following for each Nominee: their principal occupation; description of their principal occupation, business or employment within the past five years; details of residence; independence status; age; date they first became a director of New Gold; areas of expertise; and number of Shares, other securities, share units and stock options (“Options”) of New Gold beneficially owned directly or indirectly, or over which control or direction is exercised by the Nominee as at March 15, 2021. The biographies have each been reviewed by the respective Nominee.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Ontario, Canada Age: 51 Director since September 12, 2018 Non-Independent
RENAUD ADAMS
Renaud Adams has over 25 years of experience in the mining industry. He was the President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the sale of the company to Alamos Gold in November 2017. During Mr. Adams’ time at Richmont Mines, production at the company’s principal mine more than doubled, mineral reserves more than tripled, and costs were reduced to make the Island Gold Mine in Ontario one of the lowest cost operating underground mines in the Americas. From 2011 to 2014, Mr. Adams was the Chief Operating Officer at Primero Mining Corporation, and prior to that he was with IAMGOLD Corporation from 2007 to 2011 as the General Manager of the Rosebel mine in Suriname and then the Senior Vice President, Americas Operations. Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas. Mr. Adams is also a director of GT Gold Corp(5) and non-executive Chairman of the Board of Directors at Omai Gold Mines. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Quebec, Canada. Mr. Adams’ principal occupation is as the President and Chief Executive Officer of the Company.

Securities Held(1)
	Number of Shares	Number of PSUs & RSUs(4)	Number of Options
March 15, 2021	716,279	2,338,299	1,822,995
March 31, 2020	600,000	1,853,802	1,203,947
Change	116,279	484,497	619,048
Mr. Adams meets the Company’s equity ownership guidelines. Please see “Director and Officer Equity Ownership Guidelines Applicable to Officers” on page of this Circular for further information.

Areas of Expertise		Director Election – Voting Results(2)
Mining Industry / Operations / Geology; Public Company Boards / Governance; health, safety, environment (“HSE”) / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal
		Year	For	Withheld
		2020	99.35%	0.65%
		2019	99.38%	0.62%

Board and Committee Membership and Attendance 2020(3)		Other Public Directorships
Board	10 of 10	Omai Gold Mines Corp.		Since 2020
		GT Gold Corp.(5)		Since 2018

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

British Columbia, Canada Age: 58 Proposed New Director Independent
GEOFF CHATER
Geoff Chater is a geologist with over 30 years of experience in the mineral exploration and mining industries operating in North America, South America, Europe, and Africa. Mr. Chater was Chief Executive Officer of Luna Gold Ltd. from 2014 to 2015 and President of Valley High Ventures from 2010 to 2011. From 1999 to 2008, Mr. Chater was Manager of Corporate Relations for First Quantum Minerals Ltd. During the last 10 years, Mr. Chater has been a capital markets consultant focused on corporate strategy, business development, financing, and communications. Mr. Chater has served as a Director of several public companies including Nevsun Resources, Mason Resources, Reservoir Minerals, and Valley High Ventures. Mr. Chater is a graduate of Texas Christian University with a Bachelor of Science degree in Geology. Mr. Chater’s principal occupation is as a corporate director.

Securities Held(1)
	Number of Shares	Number of DSUs	Number of Options
March 15, 2021	-	-	-
Mr. Chater, who has been nominated for election to the Board for the first time at the Meeting, has until May 2024 to achieve compliance with the Company’s equity ownership guidelines.

Areas of Expertise	Director Election – Voting Results(2)
Mining Industry / Operations / Geology; Capital Markets / Finance / Accounting; Public Company Boards / Governance; HSE / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A	Year	For	Withheld
Not applicable

Board and Committee Membership and Attendance 2020(3)	Other Public Directorships
Not applicable	None

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Colorado, United States Age: 62 Director since May 27, 2019 Independent
NICHOLAS CHIREKOS
Nick Chirekos was appointed to the Board on May 27, 2019 and has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry. He served in various investment banking roles at J.P. Morgan Securities Inc. from 1987 until his retirement in 2016. His roles included Managing Director, North American Head of Mining from 2002 to 2016, and Global Head of Mining and Metals from 2000 to 2002. He brings extensive expertise in mergers and acquisitions, equity, equity linked and fixed income transactions and was formerly a member of J.P. Morgan’s Investment Banking North American Reputational Risk Committee. Mr. Chirekos is also a director of Peabody Energy Corporation and a member of the Reiman School of Finance Advisory Board at the University of Denver’s Daniels College of Business. He holds a Bachelor of Science degree from the University of Denver and a Master of Business Administration degree from New York University. At New Gold, Mr. Chirekos is a member of the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Chirekos’ principal occupation is as a corporate director.

Securities Held(1)
	Number of Shares	Number of DSUs	Number of Options
March 15, 2021	-	175,439	-
March 31, 2020	-	107,698	-
Change	-	67,741	-
Mr. Chirekos meets the Company’s equity ownership guidelines.

Areas of Expertise		Director Election – Voting Results(2)
Mining Industry / Operations / Geology; Capital Markets / Finance / Accounting; Public Company Boards / Governance; HSE / Sustainability / Risk Management; Strategic Planning / M&A		Year	For	Withheld
		2020	99.30%	0.70%

Board and Committee Membership and Attendance 2020(3)		Other Public Directorships
Board	10 of 10	Peabody Energy Corporation		Since 2017
Audit Committee	5 of 5
Corporate Governance and Nominating Committee	5 of 5

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

United Kingdom Age: 49 Director since April 25, 2018 Independent
GILLIAN DAVIDSON
Gillian Davidson has 20 years of experience as an internal and external advisor to companies and other organizations regarding sustainability, social license and community relations. Most recently, Dr. Davidson was the Head of Mining and Metals for the World Economic Forum from 2014 to 2017, where she led global and regional engagement and multi-stakeholder initiatives to advance responsible and sustainable mining. From 2008 to 2014, she was Director of Social Responsibility at Teck Resources Limited, supporting social and environmental commitments and performance across the mining lifecycle. Before joining Teck, Dr. Davidson held roles related to community development, environment and natural resources as a consultant and in government. Dr. Davidson presently serves as a director on the board of Central Asia Metal Limited and serves as the Chair of its Sustainability Committee. She served as a director of Lydian International Limited. Dr. Davidson has an Honours Master of Arts in Geography from the University of Glasgow, a PhD in Development Economics and Economic Geography from the University of Liverpool and is an alumna of the Governor General of Canada’s Leadership Conference. Dr. Davidson is the chair of International Women in Mining. At New Gold, Dr. Davidson is Chair of the Technical and Sustainability Committee and a member of the Corporate Governance and Nominating Committee. Dr. Davidson’s principal occupation is as a consultant.

Securities Held(1)
	Number of Shares	Number of DSUs	Number of Options
March 15, 2021	-	338,428	-
March 31, 2020	-	209,396	-
Change	-	129,032	-
Dr. Davidson meets the Company’s equity ownership guidelines.

Areas of Expertise		Director Election – Voting Results(2)
Mining Industry / Operations / Geology; Public Company Boards / Governance; HSE / Sustainability / Risk Management; Government Relations / Legal		Year	For	Withheld
		2020	99.23%	0.77%
		2019	99.06%	0.94%
		2018	99.32%	0.68%

Board and Committee Membership and Attendance 2020(3)		Other Public Directorships
Board	9 of 10	Central Asia Metal Limited		Since 2019
Technical and Sustainability Committee, Chair	6 of 6
Corporate Governance and Nominating Committee	5 of 5

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

British Columbia, Canada Age: 69 Director since July 9, 2018 Independent
JAMES GOWANS
James Gowans has more than 30 years of experience in mineral exploration, mine feasibility studies, mine construction and commissioning and the development of best practices in mine safety, operations and economic performance improvement. From January 2016 to August 2018, he was the President and Chief Executive Officer of Arizona Mining Inc. Previously, he was with Barrick Gold Corporation as Senior Advisor to the Chairman from August to December 2015, Co-President from July 2014 to August 2015, and Executive Vice President and Chief Operating Officer from January to July 2014. From 2011 to 2014, Mr. Gowans was the Managing Director of Debswana Diamond Company (Pty) Ltd., and prior to that he held executive positions at various companies including De Beers SA, De Beers Canada Inc., PT Inco Indonesia tbk and Placer Dome Inc. Mr. Gowans previously served as the President of the Canadian Institute of Mining, Metallurgy and Petroleum, the Chair of the Board of the Mining Association of Canada, and a director of the Conference Board of Canada. He currently serves on the boards of directors of Cameco Ltd., Titan Mining Corporation, Trilogy Metals Inc. and Marathon Gold Corporation. Mr. Gowans is a Professional Engineer, holds a Bachelor of Applied Science degree in mineral engineering from the University of British Columbia, and attended the Banff School of Advanced Management. At New Gold, Mr. Gowans is Chair of the Human Resources and Compensation Committee and a member of the Technical and Sustainability Committee. Mr. Gowans’s principal occupation is as a corporate director.

Securities Held(1)
	Number of Shares	Number of DSUs	Number of Options
March 15, 2021	30,000	292,382	-
March 31, 2020	30,000	214,963	-
Change	-	77,419	-
Mr. Gowans meets the Company’s equity ownership guidelines.

Areas of Expertise		Director Election – Voting Results(2)
Mining Industry / Operations / Geology; Public Company Boards / Governance; HSE / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal; Capital Project Management
		Year	For	Withheld
		2020	94.69%	5.31%
		2019	99.27	0.73%

Board and Committee Membership and Attendance 2020(3)		Other Public Directorships
Board	9 of 10	Marathon Gold Corporation		Since 2020
Human Resources and Compensation Committee, Chair	4 of 4	Trilogy Metals Inc.		Since 2019
Technical and Sustainability Committee	5 of 6	Titan Mining Corporation		Since 2018
		Cameco Ltd.		Since 2009

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Colorado, United States Age: 52 Proposed New Director Independent
THOMAS J. MCCULLEY
Tom McCulley has 30 years of experience in project execution and operations leadership in the mining and construction industries, including extensive experience in the setup and leadership of industry leading global assurance programs. Mr. McCulley has experience in all phases of a mining project lifecycle, from scoping studies through commissioning and start-up and operations, including investment evaluations. Mr. McCulley is currently the CEO of Anglo American’s Quellaveco Project and Senior Vice President of Projects for Anglo American plc, positions he has held since 2018 and 2015, respectively. From 2000 to 2015, he served in several senior roles at Newmont Mining Corporation, including as Vice President of Investment Assurance from 2011 to 2015. Mr. McCulley holds a Bachelor of Science (Accounting) from Mount Saint Mary’s University.

Securities Held(1)
	Number of Shares	Number of DSUs	Number of Options
March 15, 2021	-	-	-
Mr. McCulley, who has been nominated for election to the Board for the first time at the Meeting, has until May 2024 to achieve compliance with the Company’s equity ownership guidelines.

Areas of Expertise	Director Election – Voting Results(2)
Mining Industry / Operations / Geology; Public Company Boards / Governance; HSE / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal; Capital Project Management
	Year	For	Withheld
Not applicable

Board and Committee Membership and Attendance 2020(3)	Other Public Directorships
Not applicable	None

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Ontario, Canada Age: 62 Director since April 25, 2018 Independent
MARGARET MULLIGAN
Margaret (Peggy) Mulligan has over 35 years of experience in audit and finance. From 2008 to 2010, Ms. Mulligan was the Executive Vice President and Chief Financial Officer of Biovail Corporation and from 2005 to 2007, she was the Executive Vice President and Chief Financial Officer of Linamar Corporation. From 1994 to 2004, Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. Before joining Scotiabank, she was an Audit Partner with PricewaterhouseCoopers. She holds a Bachelor of Math (Honours) from the University of Waterloo and is a Chartered Professional Accountant, FCPA, CA. Ms. Mulligan also serves as a director on the board of Canadian Western Bank. At New Gold, Ms. Mulligan is Chair of the Corporate Governance and Nominating Committee and a member of the Audit Committee. Ms. Mulligan’s principal occupation is as a corporate director.

Securities Held(1)
	Number of Shares	Number of DSUs	Number of Options
March 15, 2021	-	322,960	-
March 31, 2020	-	200,380	-
Change	-	122,580	-
Ms. Mulligan meets the Company’s equity ownership guidelines.

Areas of Expertise		Director Election – Voting Results(2)
Capital Markets / Finance / Accounting; Public Company Boards / Governance; HSE / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal; Capital Project Management
		Year	For	Withheld
		2020	99.25%	0.75%
		2019	99.10%	0.90%
		2018	99.30%	0.70%

Board and Committee Membership and Attendance 2020(3)		Other Public Directorships
Board	10 of 10	Canadian Western Bank		Since 2017
Audit Committee	5 of 5
Corporate Governance and Nominating Committee, Chair	5 of 5

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Ontario, Canada Age: 64 Director since April 27, 2016 Independent
IAN PEARCE
Mr. Pearce has over 35 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. From 2013 to 2017, Mr. Pearce was a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves as the Chair of the Board of MineSense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process, and as a Senior Advisor at KoBold Metals, a company that deploys digital tools to discover new cobalt deposits. He is a director of Nexa Resources S.A, Northland Power Inc. and Metso Outotec Corporation. He previously served as the Chair of the Board of Nevsun Resources Ltd. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) from the University of Johannesburg and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. At New Gold, Mr. Pearce is the Chair of the Board and a member of the Technical and Sustainability Committee and the Human Resources and Compensation Committee. Mr. Pearce’s principal occupation is as a corporate director.

Securities Held(1)
	Number of Shares	Number of DSUs	Number of Options
March 15, 2021	27,200	493,027	117,198
March 31, 2020	27,200	378,834	117,198
Change	-	114,193	-
Mr. Pearce meets the Company’s equity ownership guidelines.

Areas of Expertise		Director Election – Voting Results(2)
Mining Industry / Operations / Geology; Public Company Boards / Governance; HSE / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Capital Project Management		Year	For	Withheld
		2020	99.32%	0.68%
		2019	98.97%	1.03%
		2018	98.43%	1.57%

Board and Committee Membership and Attendance 2020(3)		Other Public Directorships
Board, Chair	10 of 10	Northland Power Inc.		Since 2020
Technical and Sustainability Committee	6 of 6	Nexa Resources S.A.		Since 2019
Human Resources and Compensation Committee	4 of 4	Metso Outotec Corporation		Since 2015

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Alberta, Canada Age: 61 Director since June 26, 2017 Independent
MARILYN SCHONBERNER
Marilyn Schonberner has over thirty-five years of international experience in the energy and mining sectors. She retired in 2016 as the Chief Financial Officer of Nexen Energy ULC. During her 21-year career with Nexen, she held various executive roles with responsibility for financial and risk management, audit, human resources, strategic planning and budgeting, supply chain, and information services. Ms. Schonberner currently serves on the board of directors of Wheaton Precious Metals Corp. and she is a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors. She holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the Institute of Corporate Directors. At New Gold, Ms. Schonberner is Chair of the Audit Committee and a member of the Human Resources and Compensation Committee. Her principal occupation is as a corporate director.

Securities Held(1)
	Number of Shares	Number of DSUs	Number of Options
March 15, 2021	-	324,261	-
March 31, 2020	-	256,520	-
Change	-	67,741	-
Ms. Schonberner meets the Company’s equity ownership guidelines.

Areas of Expertise		Director Election – Voting Results(2)
Capital Markets / Finance / Accounting; Public Company Boards / Governance; HSE / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Capital Project Management		Year	For	Withheld
		2020	99.24%	0.76%
		2019	99.00%	1.00%
		2018	99.2%	0.8%

Board and Committee Membership and Attendance 2020(3)		Other Public Directorships
Board	10 of 10	Wheaton Precious Metals Corp.		Since 2018
Audit Committee, Chair	5 of 5
Human Resources and Compensation Committee	4 of 4

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

(1)
Information regarding the securities held by each Nominee, including the number of Shares beneficially owned directly or indirectly or over which control or direction is exercised, has been confirmed by the relevant Nominee.

(2)	Annual voting results for the last three years in which the Nominee was nominated for election to the Board.
(3)
Attendance by each director at Board and committee meetings is based on the number of meetings held during the period of the calendar year during which the director was a member of the Board and/or the applicable committee.

(4)	As of March 15, 2021, Mr. Adams held a total of 2,335,860 performance share units (“PSUs”) and restricted share units (“RSUs”) comprised of 1,718,711 PSUs and 619,588 RSUs.
(5)
On March 10, 2021, GT Gold Corp. announced it had entered into a binding agreement with Newmont Corporation, pursuant to which Newmont has agreed to acquire all of the outstanding shares of GT Gold Corp. The transaction is expected to be completed in the second quarter of 2021, after which Mr. Adams will no longer be a director of GT Gold Corp.

Cease Trade Orders or Bankruptcies
As at the date of this Circular, no Nominee is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:
(i)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Circular, no Nominee:
(i)
is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while the Nominee was acting in that capacity, or within a year of the Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(ii)
has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; or

(iii)
has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Additional Information Regarding the Board
For additional information regarding the Board, including compensation and corporate governance practices, see “Statement of Director Compensation” and “Corporate Governance Practices”.
4.	APPOINTMENT OF AUDITOR

Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution to appoint Deloitte LLP as auditor of New Gold to hold office until the close of the next annual meeting of shareholders of New Gold. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. Deloitte LLP has been the auditor of New Gold (or its predecessors) since 2007. Additional information with respect to the Company’s auditor can be found in New Gold’s latest Annual Information Form available at www.sedar.com.
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte LLP as auditor of New Gold until the close of the next annual meeting of shareholders of New Gold and to authorize the directors to fix its remuneration.
5.	SAY ON PAY ADVISORY VOTE

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation, known as “Say on Pay”. The Say on Pay Policy is designed to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. The Company will disclose the results of the vote as part of its report on voting results for each annual general meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with New Gold’s shareholders.
If the advisory resolution is not approved by a majority of the votes cast at an annual meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and will review New Gold’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in New Gold’s management information circular for the following year.
Shareholders are encouraged to review and consider the detailed information regarding New Gold’s approach to compensation under the heading “Statement of Executive Compensation” on page .
At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of New Gold’s approach to executive compensation, known as “Say on Pay”. The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:
“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in the Management Information Circular of the Company dated March 19, 2021 delivered in advance of the Meeting.”
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

The Board and management recommend the adoption of the Say on Pay advisory resolution. Shareholders who vote against the resolution are encouraged to contact the Board using the contact information provided under the heading “Corporate Governance Practices – Shareholder Communication and Engagement” on page .
Unless directed otherwise in the form of proxy, the persons named in the accompanying proxy intend to vote FOR the Say on Pay advisory resolution.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

STATEMENT OF EXECUTIVE COMPENSATION
Dear Shareholders:
2020 was the Company’s second year under the leadership of Renaud Adams, President and Chief Executive Officer, together with his new executive team. These two years have seen many accomplishments and New Gold ended 2020 repositioned for long-term success.
In 2020, the Company focused on restructuring its balance sheet and improving its liquidity position after focusing 2019 on a change of direction at New Gold’s operations. In pursuit of the Company’s 2020 goals, two major corporate transactions were executed: a US$300 million strategic partnership with Ontario Teachers’ Pension Plan at the New Afton Mine and the sale of the Blackwater Project to Artemis Gold for $210 million in cash and shares and an 8% gold stream. Through further transactions to refinance and redeem its outstanding senior notes and extend its credit facility, the Company reduced its long-term debt by US$200 million in 2020, with most of its remaining long-term debt now due in 2027, and increased its short term liquidity by over $150 million. New Gold’s share price increased during the year from $1.15 to $2.80 at year-end, a 143% increase, significantly outperforming the GDX and S&P/TSX Global Gold indexes.
New Gold also managed the risks of COVID-19 at its operations in 2020 while meeting revised production and cost guidance. The B3/C-Zone project at New Afton also continued to advance. In response to COVID-19, New Gold established a Pandemic Response and Business Plan Committee, comprised of leadership from all locations, that meets regularly and has developed testing, contact tracing and other preventative strategies and business continuity plans all with the goal of containing and reducing the spread of COVID-19 for the health and well-being of our employees, contractors, their families and the communities in which we operate.
In making its compensation decisions for 2020, the Board and the Human Resources and Compensation Committee (the “HRCC”) considered the year’s accomplishments as well as the challenges experienced by the Company during the year. We were also mindful of the effects of COVID-19 on the broader economy, the price of gold and the experience of New Gold’s shareholders during the year.
Determining executive compensation is a key responsibility of the Board. The Board and the HRCC are committed to ensuring New Gold’s compensation practices are designed to pay for performance, align management with shareholders, and allow us to attract and retain the talent that is essential to delivering long-term value for New Gold’s shareholders.
Jim Gowans
Chair, Human Resources and Compensation Committee
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Governance at a Glance
What We Do
✔	Cap Incentives: Both Short-Term Incentives and PSUs are capped at 200% of target.
✔
Comprehensive Board Renewal Process: The Board has several processes to improve its effectiveness, including: 1) guidelines for retirement age and term limits; 2) an annual Board and director evaluation process; and 3) regular review of director skills and committee composition.

✔	Disclose ESG Progress: Information on New Gold’s Environmental, Social and Governance (ESG) initiatives is disclosed in quarterly MD&A as well as in this Circular (see page ).
✔	Impose a Double Trigger: Executive employment agreements include severance provisions that require a double trigger in the event of a Change of Control (see page ).
✔	Maintain a Clawback Policy: Incentive awards made to executive officers are subject to repayment in the event of a restatement of financial statements related to fraud or misconduct.
✔
Pay for Performance: A large portion of target executive compensation is at-risk (short-term incentives and long-term incentives); 79% for the Chief Executive Officer and over 60% for other NEOs (as defined below).

✔	Promote Diversity: The Board has a written Diversity Policy. Women represent 33% of director Nominees this year (three directors), above average among our peer group.
✔	Require Share Ownership: Directors and NEOs (as defined below) are required to own equity in New Gold (shares, DSUs, RSUs and PSUs) based on multiples of annual retainers and base salaries.
What We Don’t Do
x	Allow Board Interlocks: Directors may not serve together on any other public company boards unless there are exceptional circumstances that are reviewed by the CGNC and approved by the Board.
x	Automatic Salary Increases: While base salaries are reviewed annually, increases are not guaranteed and executives have no expectation of changes to base salary after each review.
x	Compare to Much Larger Companies: New Gold’s peer group is made up of companies of similar size (primarily between 0.5x and 2x New Gold’s revenue and assets).
x	Guarantee Minimum PSU Vesting: New Gold’s PSU plan has no guaranteed vesting. If New Gold’s performance is below the threshold performance level, no PSUs will vest.
x	Overemphasize Stock Options: New Gold does not grant excessive amounts of Options to executive officers. Options represent only 25% of the equity-based compensation of officers.
x	Provide Excessive Benefits and Perquisites: New Gold does not provide excessive benefit and retirement plans, car allowances or perquisite spending accounts to executive officers.

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Compensation Philosophy, Objectives and Principles
New Gold is a Canadian-focused intermediate gold mining company with two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater Project located in British Columbia, Canada. The Company also has an operation in Mexico that transitioned to reclamation in December 2018. New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe, and environmentally and socially responsible manner.
New Gold’s compensation philosophy and objectives are designed to support its business strategy and reflect its status as an intermediate Canadian gold producer. New Gold seeks to reward performance through short-term and long-term incentives, and to create alignment with its strategy, mission and values.
The objectives of New Gold’s executive compensation program are to:

•	Attract and retain talent (through its total rewards and professional development);
•	Motivate and reward for individual, corporate and functional/site performance (through its incentive programs); and
•	Align senior management with shareholder interests (through its equity-based compensation).

New Gold’s compensation philosophy is supported by the following principles:

•	Canadian Focused: Compensation reflects New Gold’s Canadian focus by comparing against a primarily Canadian peer group.
•	Market Competitive: Compensation must attract, retain and motivate employees while aligning with New Gold’s strategy and values to drive the desired performance.
•	Adaptive: Compensation reflects the cyclical nature of the gold mining industry and is adaptable to changes in circumstances and best practices.
•	Performance Based: Compensation programs promote a culture of accountability at both the corporate and mine site level, and thus place an emphasis on variable pay at the senior management level.
•	Mindful of Stakeholders: Compensation and governance practices are transparent and strive to balance responsibility, profitability and sustainability.

The Board, the HRCC and management use this philosophy to guide compensation decision making.

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Composition and Role of the Human Resources and Compensation Committee
The HRCC is comprised of Jim Gowans (Chair), Ian Pearce and Marilyn Schonberner, each of whom is an independent director. Collectively, the HRCC members have extensive compensation-related experience in extractive industries both as senior executives and as members of the boards of directors and committees of other public and private corporations:
•
Mr. Gowans is Chair of the HRCC. He is a director of Cameco Ltd., Titan Mining Corporation, Trilogy Metals Inc. and Marathon Gold Corporation. He is also the Chair of the Compensation Committee for Trilogy Metals Inc. He was previously the President and Chief Executive Officer of Arizona Mining Inc., the Executive Vice President and Chief Operating Officer and then Co-President of Barrick Gold Corporation and the Chair of the Board of Detour Gold Corp. He has also held executive positions with other companies, including Debswana Diamond Company (Pty) Ltd., De Beers SA, De Beers Canada Inc., PT Inco Indonesia tbk and Placer Dome Inc., including holding the position of Vice President, Human Resources at Placer Dome Inc.

•
Mr. Pearce is the Chair of the Board. He is also the Chair of MineSense Technologies Ltd., and a director of Metso Outotec Corporation, Nexa Resources S.A. and Northland Power Inc. He previously held senior executive positions at Falconbridge Limited and served as Chief Executive Officer of Xstrata Nickel.

•
Ms. Schonberner is also a director of Wheaton Precious Metals where she is a member of the Human Resources Committee. She was previously the Chief Financial Officer and a Senior Vice President of Nexen Energy ULC, where she also held various other senior positions including General Manager of Human Resources Services.

In their management and governance experience, the HRCC members have been involved in executive compensation decision making and human resources policy and practice issues relevant to the HRCC’s business. Of particular note, Mr. Gowans and Ms. Schonberner have held senior human resources positions in their careers where they were directly responsible for compensation and human resources matters on a day-to-day basis. The HRCC members draw on this relevant governance and compensation-related expertise to review the Company’s executive compensation policies and practices. The Board is confident that the collective experience of the HRCC members ensures that the HRCC has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.
The role of the HRCC is to assist the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans. The HRCC’s responsibilities include, among other things:
•	ensuring that the Company has programs to attract, motivate and retain executive officers of the highest calibre;
•	reviewing corporate goals and objectives relevant to the compensation of executive officers and making recommendations to the Board regarding such goals and objectives;
•	recommending to the Board the annual salary, incentive and other compensation of executive officers based on performance against the goals and objectives approved by the Board;
•	reviewing succession plans for the Company’s executive officers and reporting to the Board on succession planning; and
•	establishing a clear and concise compensation philosophy for the Company.

The HRCC also performs the annual performance review for the President and Chief Executive Officer and provides its recommendations to the Board for approval. The Board assesses the effectiveness of the President and Chief Executive Officer in attaining New Gold’s corporate objectives, budgets and milestones. The President and Chief Executive Officer performs the annual performance review for other executive officers and provides recommendations for the HRCC and Board to review and approve.
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Peer Group
It is the Company’s intention to provide total direct compensation packages to its executive officers that are competitive with those of its industry peers in order to ensure its executive officers are appropriately rewarded and retained. To assess the competitiveness of New Gold’s executive compensation packages and practices, the HRCC compares the Company to a peer group of similar companies in the mining industry.

The 2020 peer group consists of the sixteen companies listed below (the “Peer Group”). The Peer Group was selected based on the criteria shown to the right, applicable to each Peer Group company. To ensure meaningful and reasonable comparisons, the majority of companies in the Peer Group have asset value and revenue between 0.5x to 2x those of New Gold. The following companies were added to the Peer Group in 2020: Equinox Gold Corp., First Majestic Silver Corp., and Wesdome Gold Mines Ltd. Alacer Gold Corp. has been removed due to its merger with SSR Mining Inc. Detour Gold Corporation has been removed due to its acquisition by Kirkland Lake Gold Ltd. Leagold Mining Corporation has been removed due to its acquisition by Equinox Gold Corp. SEMAFO Inc. has been removed due to its acquisition by Endeavour Mining Corporation. Northern Star Resources Limited has been removed due to its size and to keep the percentage of Canadian companies in the Peer Group consistent with previous years.
Below is New Gold’s updated Peer Group:
Alamos Gold Inc.	Equinox Gold Corp.	Pretium Resources Inc.
B2Gold Corp.	First Majestic Silver Corp.	SSR Mining Inc.
Centerra Gold Inc.	Hecla Mining Company	Torex Gold Resources Inc.
Coeur Mining, Inc.	IAMGOLD Corporation	Wesdome Gold Mines Ltd.
Dundee Precious Metals Inc.	OceanaGold Corporation
Eldorado Gold Corporation	Pan American Silver Corp.

The relative size of the companies comprising the Peer Group is similar to New Gold. Below is a comparison of New Gold to the Peer Group. New Gold is positioned very close to the median for assets and very close to P25 for revenue.
2020 Peer Group Companies	Assets (US$)(1)	Revenue (US$)(1)
75th Percentile	3,249	1,164
50th Percentile (Median)	2,610	728
25th Percentile	1,332	600

New Gold	2,394	584
New Gold Positioning	P46	P24
(1)
All data sourced from S&P Capital IQ as of November 2020; assets reflect the most recent quarterly disclosures and revenues reflect a trailing four quarter value. All data shown in USD currency in millions.

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The HRCC considered Peer Group compensation for comparable roles in reviewing and recommending executive compensation for 2020.
Compensation Consultants
Independent compensation consultants assist New Gold by providing information on the executive compensation packages and practices of both Peer Group companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.
In 2020 and 2019, Meridian Compensation Partners (“Meridian”) assessed and recommended the Peer Group and provided a report on executive compensation, benchmarking the Company’s practices against the Peer Group and market trends, for consideration by the Board and the HRCC. Meridian was also engaged in 2020 and 2019 to provide a market analysis of director compensation. In 2019, Mercer LLC (“Mercer”) provided market compensation benchmarking data for executive level positions that was used for the 2019 Meridian report described above. Fees paid to Mercer and Meridian for these compensation-related services are set out in the table below.
Mercer was also engaged in 2020 and 2019 to provide additional services including salary surveys related to mining and general industries for non-executive employees. The provision of these additional services did not require pre-approval of the Board or the HRCC. Fees paid for these other services are set out in the table below.
Consultant	Year	Fees for executive and director compensation related services ($)	Fees for all other services ($)
Meridian	2020	34,470	-
	2019	24,556	-
Mercer	2020	-	19,129
	2019	28,350	18,524
Compensation Risk Management and Mitigation
The HRCC considers the implications and risks of the Company’s executive compensation program in making its compensation recommendations to the Board and in carrying out its responsibilities generally. When a significant change in the design of the executive compensation program is contemplated, the HRCC engages independent compensation consultants to review the executive compensation policies and practices and identify areas of potential risk. In particular, the HRCC wishes to ensure that executives are not incentivized to take inappropriate or excessive risks.
The HRCC has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.
Some of the risk-mitigating features of New Gold’s executive compensation program are set out below.
Balanced Compensation Mix
Executive compensation packages are designed to balance fixed and variable compensation as well as short and long-term incentives. This mix rewards both short-term and long-term performance, while providing a fixed base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value.
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Board and Human Resources and Compensation Committee Discretion
The HRCC and the Board work with the President and Chief Executive Officer to assess performance relative to the Company Scorecard on page , as well as assessing the performance of the Company’s officers when considering short-term and long-term incentives. In assessing performance, they consider how the Company met its goals during the year as well as any additional value-enhancing results and achievements, and share price performance during the year. Taking such factors into account, the HRCC and the Board may adjust awards upwards or downwards to ensure better alignment of executive compensation with Company performance and shareholder returns.
Say on Pay Policy
The Company has adopted a Say on Pay Policy that requires it to have a non-binding advisory vote at each year’s annual meeting to give shareholders an opportunity to provide their views on New Gold’s approach to executive compensation. At the Company’s last annual meeting of shareholders on May 20, 2020, 85.57% of votes cast voted in favour of the Say on Pay advisory resolution and 14.43% voted against.
Anti-Hedging Policy for Directors and Executive Officers
The Company has adopted a formal policy that prohibits executive officers and directors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of Shares or other securities of the Company held by the executive officer or director.
Executive Compensation Clawback Policy
The Company has adopted an Executive Compensation Clawback Policy which allows the Board to require reimbursement of excess cash-based incentives and equity-based compensation paid or granted to executive officers in circumstances where: (a) the Company is required to restate its financial statements; (b) the executive engaged in fraud or willful misconduct which caused or significantly contributed to the restatement; and (c) the cash-based incentive and/or equity-based compensation paid to the executive would have been lower as a result.
Director and Officer Equity Ownership Guidelines Applicable to Officers
The Company has approved Director and Officer Equity Ownership Guidelines (the “Equity Ownership Guidelines”), which are applicable to all executive officers. The Equity Ownership Guidelines align the interests of all directors and executive officers with those of shareholders by mandating a minimum number of New Gold equity that officers must hold.
Executive Class	Equity Ownership Requirement
Chief Executive Officer	3 times Base Salary
Executive Vice-Presidents	1.5 times Base Salary
Senior Vice President and Vice-Presidents	1 times Base Salary

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For the purposes of the Equity Ownership Guidelines, Shares, deferred share units (“DSUs”) and RSUs are valued at the higher of (1) current “Market Price” (defined as the volume weighted average price of the five days prior to the date of measurement) and (2) acquisition or the closing price on the day of grant. PSUs are valued at 50% of the higher of (1) current Market Price and (2) closing price on the day of grant. Options do not count towards the requirement. Officers have until the later of (i) two years from the date the Equity Ownership Guidelines were approved by the Board and (ii) five years from the date on which they became an officer to satisfy these guidelines. The table below applies the Equity Ownership Guidelines to the NEOs (as defined below) on March 15, 2021 using the base salaries for the NEOs for 2021 being $700,000 for Mr. Adams, $460,000 for Mr. Chausse, $415,000 for Mr. Vinet, $350,000 for Mr. Shah and $330,000 for Mr. Keating and using the Market Price on March 15, 2021.
Name and Position	Number of Shares Held	Number of RSUs Held	Number of PSUs Held	Total Value of Shares, RSUs & PSUs(1)	Multiple of Base Salary(1)	Requirement & Date to Meet
Renaud Adams President and Chief Executive Officer	716,279	619,588	1,718,711	$4,675,824	6.7x	3x Meets requirement
Robert Chausse Executive Vice President and Chief Financial Officer	586,250	246,289	660,357	$2,476,588	5.4x	1.5x Meets requirement
Eric Vinet Senior Vice President, Operations	-	140,409	394,354	$719,058	1.7x	1x Meets requirement
Ankit Shah Vice President, Strategy and Business Development	23,496	92,991	248,717	$513,001	1.5x	1x Meets requirement
Sean Keating Vice President, General Counsel and Corporate Secretary	4,146	85,020	237,556	$442,921	1.3x	1x Meets requirement
(1)	Calculated using 50% of the number of PSUs and using the five-day volume weighted average trading price of New Gold’s Shares on the TSX for the five trading days prior to March 15, 2021 of $2.13.

For the terms of the Equity Ownership Guidelines applicable to non-executive directors, see “Statement of Director Compensation – Director Compensation Table – Director and Officer Equity Ownership Guidelines Applicable to Directors” on page .
Succession Planning for Executive Officers
The Company has a formal succession planning process for its executive officers. As part of this process, the HRCC conducts an annual review of the succession plan for the Company’s key executive officers and reports to the Board on succession planning. The Board, working with the HRCC, is responsible for identifying and evaluating any potential successor to the Chief Executive Officer.
The HRCC most recently reviewed the succession plans for the Company’s key executive officers on July 21, 2020. As part of its review process, the HRCC considered potential successors and evaluated the readiness of such potential successors to assume the relevant position.
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COMPENSATION DISCUSSION AND ANALYSIS
Named Executive Officers
The compensation for New Gold’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and three next most highly paid executives (collectively, the “NEOs” and each an “NEO”) is presented on the following pages. Each page also includes a description of the NEO’s role and responsibilities at New Gold, as well as details of their key results for 2020. For additional details regarding the compensation paid to NEOs, including how the figures were calculated, refer to the Summary Compensation Table on page .

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RENAUD ADAMS
President and Chief Executive Officer
Mr. Adams has over 25 years of experience in the mining industry, including senior leadership roles at Richmont Mines Inc. from 2014 to 2017 and at Primero Mining Corporation. Prior to that, Mr. Adams held various senior operational roles at mining operations located in the Americas.
As President and Chief Executive Officer, Mr. Adams is responsible for leadership and overall management of the Company, including developing and executing current and long-term objectives, delivering strong results, fostering a high performance culture consistent with New Gold’s values, and acting as a key corporate representative in dealing with stakeholder groups.

Key 2020 Results
●	Oversaw repositioning of New Gold: US$300 million strategic partnership with Ontario Teachers’ Pension Plan at New Afton; sale of Blackwater Project to Artemis Gold for $210 million in cash and shares and an 8% gold stream; net reduction of US$200 million in long-term debt and extended maturity

●	Led New Gold’s response to the COVID-19 pandemic
●	Oversaw reduction of Total Reportable Injury Frequency Rate by 45%
●	Led operations to meet adjusted 2020 production and cost guidance
●	Led continued development of the B3/C-Zone project at New Afton
●	Maintained open and effective communication with the Company’s stakeholders
º	Individual Performance Rating: 160%

Elements of Direct Compensation
●    Mr. Adams’ annual performance-based awards for 2020 were based 80% on corporate performance and 20% on personal performance.
●     Mr. Adams’ 2020 short-term and long- term incentive awards were 160% and 400% of his salary, respectively.

Direct Compensation	2020	2019	2018(1)
Fixed compensation
Salary	$650,000	$600,000	$182,500
Variable compensation
Short-term incentives	$1,040,000	$636,000	$182,500
Long-term incentives
Stock Option award	$650,000	$506,250	$205,312
PSU award	$1,300,000	$1,012,500	$543,298
RSU award	$650,000	$506,250	-
Total direct compensation	$4,290,000	$3,261,000	$1,113,610
(1)	Mr. Adams was appointed President and Chief Executive Officer effective September 12, 2018. In connection with his appointment, Mr. Adams received 310,078 PSUs. For 2018, the salary indicated is a pro-rated amount. Mr. Adams’ full-year 2018 base salary was $600,000.

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ROBERT CHAUSSE
Executive Vice President and Chief Financial Officer
Mr. Chausse has an extensive background of more than 25 years of international finance and mining experience. Mr. Chausse has held the CFO position at Richmont Mines Inc., Stornoway Diamonds and AuRico Gold, in addition to senior positions in finance at Kinross Gold, Baffinland Iron Mines Corporation and Barrick Gold. Mr. Chausse received his Chartered Accountant designation in 1990.
At New Gold, Mr. Chausse is responsible for financial reporting, taxation, finance, treasury, metals marketing and financial risk management. Mr. Chausse is a key representative with our bank syndicate and bondholders.

Key 2020 Results
●	Led finance group in maintaining a disciplined financial control environment
●	Led issuance of US$400 million in senior notes due in 2027, redemption of US$600 million in senior notes due in 2022 and 2025, net reduction of long-term debt and extended maturity
●	Led amendment and extension of New Gold’s US$350 million credit facility to 2023
●	Played key role in US$300 million strategic partnership with Ontario Teachers’ Pension Plan at New Afton and sale of Blackwater Project to Artemis Gold for $210 million in cash and shares and an 8% gold stream
●	Managed overall liquidity
º	Individual Performance Rating: 150%

Elements of Direct Compensation
●    Mr. Chausse’s annual performance-based awards for 2020 were based 70% on corporate performance and 30% on personal performance.
●    Mr. Chausse’s 2020 short-term and long-term incentive awards were 116% and 225% of his salary, respectively.

Direct Compensation	2020	2019	2018(1)
Fixed compensation
Salary	$446,250	$425,000	$67,614
Variable compensation
Short-term incentives	$518,096	$403,538	$60,852
Long-term incentives
Stock Option award	$251,016	$207,188	$50,710
PSU award	$502,031	$414,375	$50,710
RSU award	$251,016	$207,188	-
Total direct compensation	$1,968,409	$1,657,288	$229,886
(1)	Mr. Chausse was appointed Executive Vice President and Chief Financial Officer effective November 5, 2018. In connection with his appointment, Mr. Chausse received 230,000 PSUs. For 2018, the salary indicated is a pro-rated amount. Mr. Chausse’s 2018 full-year base salary was $425,000.

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ERIC VINET
Senior Vice President, Operations
Mr. Vinet has over 30 years of experience in the mining industry and brings with him a wealth of knowledge in numerous areas of mining production, including with various types of deposits: precious metals (gold, silver), base metals (copper, zinc, nickel), as well as with both underground and open pit mining operations. Mr. Vinet has been involved at various stages of mine construction and optimization, general site layout, and water and tailings facilities.
At New Gold, as Senior Vice President, Operations Mr. Vinet is responsible for mining operations and the corporate technical services group. As General Manager, Rainy River, he was responsible for the operation of the Rainy River Mine.

Key 2020 Results
●	Oversaw filing of new life of mine plans and technical reports for Rainy River and New Afton
●	As General Manager of Rainy River Mine, led mine to meet new life of mine plan and adjusted 2020 production and cost guidance during the COVID-19 pandemic
●	Led the Rainy River Mine’s response to the COVID-19 pandemic, including managing a two-week voluntary shutdown and implementation of regular testing processes and other COVID-19 protocols
●	As Senior Vice President, Operations, assumed oversight of operations at both Rainy River and New Afton, including oversight of the B3/C-Zone project at New Afton
º	Individual Performance Rating: 160%

Elements of Direct Compensation
●    Mr. Vinet’s annual performance-based awards for 2020 were based 60% on corporate performance and 40% on personal performance.
●    Mr. Vinet’s 2020 short-term and long-term incentive awards were 73% and 168% of his salary, respectively.

Direct Compensation	2020(1)	2019(2)	2018
Fixed compensation
Salary	$363,454	$334,848	-
Variable compensation
Short-term incentives	$266,705	$185,300	-
Long-term incentives
Stock Option award	$152,527	$185,500	-
PSU award	$305,055	$296,000	-
RSU award	$152,527	$110,500	-
Total direct compensation	$1,240,268	$1,112,148	-
(1)
Mr. Vinet was promoted to Senior Vice President, Operations effective October 19, 2020. For 2020, the salary indicated is a pro-rated amount of his current and prior role. Mr. Vinet’s full year 2020 base salary following his promotion was $415,000.

(2)
Mr. Vinet was appointed Vice President, Technical Services effective January 7, 2019. For 2019, the salary indicated is a pro-rated amount. Mr. Vinet’s 2019 full-year base salary was $340,000. Effective August 1, 2019, Mr. Vinet was temporarily appointed Vice President, General Manager, Rainy River. In connection with his appointment to that role, Mr. Vinet received 47,170 PSUs and 92,593 Options.

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ANKIT SHAH
Vice President, Strategy and Business Development
Mr. Shah is a mining finance executive with 15 years of experience in strategy, corporate development, capital allocation, and investor relations, primarily within the mining industry. Mr. Shah joined the Company in 2010 with the primary focus of working with the corporate development and investor relations teams. Since that time, he has taken on progressively more responsibility for many facets of the business, including working with both the operations and exploration groups of the Company.
At New Gold, Mr. Shah is responsible for the Company’s business development activities, identifying, evaluating, and advancing growth opportunities and working with the other executives in developing the Company’s corporate strategy.

Key 2020 Results
●	Led creation of US$300 million strategic partnership with Ontario Teachers’ Pension Plan at New Afton
●	Led sale of Blackwater Project to Artemis Gold for $210 million in cash and shares and an 8% gold stream
●	Led acquisitions of minority positions in exploration-stage companies
●	Assessed strategic alternatives for the Company in line with strategic goals
●	Maintained corporate and banking relationships to facilitate strategic transactions
º	Individual Performance Rating: 150%

Elements of Direct Compensation
●    Mr. Shah’s annual performance-based awards for 2020 were based 50% on corporate performance and 50% on personal performance.
●    Mr. Shah’s 2020 short-term and long-term incentive awards were 68% and 150% of his salary, respectively.

Direct Compensation	2020	2019(1)	2018
Fixed compensation
Salary	$300,000	$246,917	$190,000
Variable compensation
Short-term incentives	$202,500	$133,193	$57,000
Long-term incentives
Stock Option award	$112,500	$63,900	$28,500
PSU award	$225,000	$127,800	$28,500
RSU award	$112,500	$63,900	-
Total direct compensation	$952,500	$635,710	$304,000
(1)
Mr. Shah was promoted to Vice President, Strategy and Business Development effective September 9, 2019. For 2019, the salary indicated is a pro-rated amount of his current and prior role. Mr. Shah’s full year 2019 base salary following his promotion was $300,000.

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SEAN KEATING
Vice President, General Counsel and Corporate Secretary
Mr. Keating has over 15 years of experience in corporate and securities law and mergers and acquisitions, primarily in the mining industry. Mr. Keating joined New Gold in 2016 and was appointed Vice President, General Counsel and Corporate Secretary in November 2019. Prior to joining New Gold, Mr. Keating was corporate counsel to Barrick Gold Corporation and practiced law at Torys LLP. Mr. Keating holds a J.D. and M.B.A. from the University of Toronto.
At New Gold, Mr. Keating is responsible for the legal and corporate governance functions of the Company.

Key 2020 Results
●	Led the legal group in managing New Gold’s legal risks
●	Addressed key legal issues at New Gold operations and corporate office during the COVID-19 pandemic
●	Played key role in US$300 million strategic partnership with Ontario Teachers’ Pension Plan at New Afton and sale of Blackwater Project to Artemis Gold for $210 million in cash and shares and an 8% gold stream
●	Played key role in issuance of US$400 million in senior notes due in 2027, redemption of US$600 million in senior notes due in 2022 and 2025, and amendment and extension of New Gold’s US$350 million credit facility to 2023
º	Individual Performance Rating: 130%

Elements of Direct Compensation
●    Mr. Keating’s annual performance-based awards for 2020 were based 50% on corporate performance and 50% on personal performance.
●    Mr. Keating’s 2020 short-term and long-term incentive awards were 63% and 130% of his salary, respectively.

Direct Compensation	2020	2019(1)	2018
Fixed compensation
Salary	$320,000	$261,913	$220,500
Variable compensation
Short-term incentives	$200,000	$130,200	$77,175
Long-term incentives
Stock Option award	$104,000	$57,500	$19,294
PSU award	$208,000	$115,000	$57,881
RSU award	$104,000	$57,500	-
Total direct compensation	$936,000	$622,113	$374,850
(1)
Mr. Keating was promoted to Vice President, General Counsel and Corporate Secretary effective November 5, 2019. For 2019, the salary indicated is a pro-rated amount of his current and prior role. Mr. Keating’s full year 2019 base salary following his promotion was $320,000.

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Components of NEO Compensation
Compensation of the NEOs for the year ended December 31, 2020 included base salary, short-term incentives, long-term incentives, consisting of Options, PSUs and RSUs, and other compensation such as retirement and health benefits. New Gold believes that all of these components of compensation fit into New Gold’s overall compensation objectives to attract and retain talented executives, reward individual and corporate performance, and align executive compensation with shareholder interests.
Base Salary
Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives. To continue to attract, motivate and retain qualified and experienced executives, base salaries are reviewed annually and, if appropriate, adjusted to ensure they are generally at the median of the Company’s Peer Group. Below are the annualized base salaries of NEOs for 2020. Due to his date of promotion, Mr. Vinet received a pro-rated portion of this base salary in 2020.
Name	Base Salary 2020
Renaud Adams	$650,000
Robert Chausse	$446,250
Eric Vinet	$415,000
Ankit Shah	$300,000
Sean Keating	$320,000
Short-Term Incentives
The short-term incentive plan is an annual variable component of cash compensation. It is designed to reward NEOs for individual and corporate performance that maximizes the operating and financial success of the Company. Incentives are paid at the discretion of the Board. Target incentive amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Peer Group. Targets are set as a percentage of base salary.
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Short-term incentives for NEOs are determined based on a number of factors, including the performance of both the Company and the individual NEO against Company and individual performance factors, with the relative weighting between corporate and personal accomplishments reflecting the NEO’s position and ability to directly impact corporate performance. Incentives are weighted based on company performance and individual performance and vary by level. Below are the target percentages and weightings for the NEOs:
Name	STI Target Award as % of Base Salary	Performance Weightings
		Company	Individual
Renaud Adams	125%	80%	20%
Robert Chausse	90%	70%	30%
Eric Vinet(1)	70%	60%	40%
Ankit Shah	50%	50%	50%
Sean Keating	50%	50%	50%
(1)	Mr. Vinet was promoted to Senior Vice President, Operations on October 19, 2020. Prior to his promotion, his STI target was 50%.

Below is New Gold’s short-term incentive performance review process:

1	2	3	4
1)
Early each year, on the recommendation of the HRCC, the Board approves a scorecard of performance factors (the “Company Scorecard”) to assess annual Company performance, including measures of health and safety, environmental and sustainability performance, capital execution, operational execution and measures of corporate performance related to the Company’s financial position and share price performance. The Board also approves a weighting for each factor in the Company Scorecard, expressed as a percentage amount with the total target “Company performance rating” equal to 100%. Most targets can be measured quantitatively while some measure qualitative factors that the HRCC believes are important to Company performance. Qualitative performance goals are assessed by the HRCC at the end of the year. For each factor in the Company Scorecard, a target is defined, as well as a threshold and a stretch target. If performance is below the threshold, a score of zero is assigned to the factor. If the target is achieved, a score of 100% is assigned to the factor. If the stretch target is met or exceeded, a score of 200% is assigned to the factor. Performance between the threshold and target, and between target and the stretch target, is interpolated to score the factor between zero and 200%.

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2)
In January of the following year, the HRCC reviews Company performance against the Company Scorecard, and also considers other relevant events and circumstances, to establish an overall Company Scorecard total score to be the Company performance rating. The Company Scorecard total score is the sum of the scores for all performance factors (weighted as described in the Company Scorecard) and can therefore be more or less than 100%. The HRCC recommends the Company Scorecard total score to the Board for approval.

3)
At the end of the year, each NEO’s individual performance is reviewed. The HRCC reviews the President and Chief Executive Officer’s performance and assesses an individual score based on professional growth, interaction with stakeholders (including the Board), overall leadership style as well as other relevant factors to determine a performance rating. Individual performance for other NEOs is assessed by the President and Chief Executive Officer and reviewed and approved by the Board.

4)
Once proposed short-term incentives have been calculated based on the Company Scorecard and individual performance, the HRCC reviews the total direct compensation of the NEOs and other officers. The HRCC may also consider other relevant factors, including compensation benchmarking, share price performance and extraordinary events and transactions, and determines if any adjustment to any component of compensation is appropriate. If so, the HRCC gives directions to enable management to prepare a revised executive compensation proposal or exercises its discretion to adjust proposed compensation upwards or downwards depending on the relevant factors. The HRCC then provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the HRCC and recommended to the Board for approval.

Company Scorecard in 2020
The 2020 Company Scorecard is set out below. In developing the Company Scorecard each year, the HRCC and management consider the value of annual consistent performance factors as well as the value of new performance factors that reflect evolving Company objectives. The differences between the 2019 Company Scorecard and the 2020 Company Scorecard are as follows. Two performance factors on the 2019 Company Scorecard were not included in the 2020 Company Scorecard, those factors measured employee turnover and corporate office general and administrative expenses. These two factors were connected to the Company’s 2019 objectives of stabilizing employee turnover, particularly at the Rainy River Mine, and reducing the size of the Company’s corporate office. These matters were addressed in 2019 and were not part of the Company’s 2020 objectives. Capital expenditure was modified from one performance factor in 2019 to two in 2020. Planning and execution of capital was divided into an objective measure of capital expenditure and a subjective measure of planning and execution of capital to measure how New Gold managed its capital projects rather than simply measuring capital expenditures. The split added emphasis to capital project execution as development of the New Afton B3/C-Zone project ramped up in 2020. Finally, two performance factors were added to emphasize growth. First, the year-end liquidity performance factor was expanded to measure balance sheet and debt restructuring given that a key 2020 goal for New Gold was to accomplish value enhancing corporate transactions that would facilitate the refinancing and reduction of its long-term debt. A performance factor for addition of reserves was also added as the Company planned more exploration work in 2020.
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In July 2020, the Company released revised production guidance to account for the impact of the COVID-19 pandemic on first half production and also lower than planned copper and gold grades at the New Afton Mine. The Board also approved changes to the Company Scorecard at this time to account for two effects of COVID-19:  (i) the Operational Execution targets were adjusted to account for the voluntary 14-day (March 20 to April 3, 2020) suspension of work at the Company’s Rainy River Mine to adhere to provincial and federal COVID-19 guidelines related to out-of-country travel that impacted a significant portion of the local workforce, and the impact of COVID-19 precautions on the operation, such as using exclusively a local workforce for part of the year; and (ii) the performance factor for addition of reserves was removed as this was based on planned exploration at both the New Afton and Rainy River Mines, both of which experienced significant permitting and operational delays due to COVID-19. The Board did not adjust production or cost targets to account for the lower than planned gold and copper grades at the New Afton Mine as the setting of production targets and the steps to mitigate the effect of lower than expected grades were within the Company’s control. Operational Execution scores in the Company Scorecard at year-end were low for this reason despite the fact that the Company met its revised guidance for production and costs.
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Performance Goal	Category Weight	Overall Weight	Target	Score	Result(1)
Sustainability & People		25%			44%
Health & Safety (Total Reportable Injury Frequency Rate)(2)	50%	12.5%	1.58	1.16	180%
Environmental (# regulatory reportable incidents)	25%	6.25%	9	7	150%
Sustainability (TSM Aboriginal and Community Protocol)	25%	6.25%	AA for all 8	4 AAA and 4 AA	200%
Capital Expenditures Execution		15%			16%
Capital Expenditure(3) (Sustaining & Projects) ($ million)	50%	7.5%	305	293	130%
Planning and Execution of Capital(4) (Sustaining & Projects) ($ million)	50%	7.5%	Committee Assessment (see below)	0.8	80%
Operational Execution		35%			18%
Gold Production (ounces)	30%	10.5%	307,800	293,139	50%
Copper Production (million pounds)	30%	10.5%	81.0	72.1	0%
Total Cash Costs - Rainy River(3)(5) ($ / oz eq. gold)	20%	7.0%	940	886	160%
Total Cash Costs - New Afton(3)(5) ($ / oz eq. gold)	20%	7.0%	700	754	20%
Corporate		25%			42%
Balance Sheet / Debt Restructuring(4)	62%	15.6%	Committee Assessment (see below)	1.5	150%
Relative Share Price Performance(6)	38%	9.4%	0%	126%	200%

Total					120%
(1)	Calculated result numbers are subject to rounding.
(2)	Total of medical treatment, restricted work and lost time injuries multiplied by 200,000; divided by total hours worked.
(3)	Measurement was adjusted for the exchange rate and metal price assumptions used in the Company’s guidance, which were used in setting the target score.
(4)	Factors that the HRCC considered in assessing score discussed below.
(5)
“Total cash costs per gold equivalent ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

(6)	Relative Share Price Performance targeted alignment of New Gold total shareholder return relative to the GDX index; actual New Gold total shareholder return exceeded GDX by 126%.

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Two performance factors in the above scorecard were subjective measures that were determined by assessment of the HRCC: “Planning and Execution of Capital” and “Balance Sheet / Debt Restructuring”. The target for each these goals was an assessed score of 1 with a potential range of scores from 0 to 2. Below is a description of the assessment of each score.
●
Planning and Execution of Capital was assessed a score of 0.8. The goal accounted for how capital expenditure was managed through the year. The HRCC considered the capital project management work at the Rainy River and New Afton Mines in 2020, particularly noting the schedule delays and deferral of capital at New Afton and the effective schedule and cost management at Rainy River that led to all 2020 work being completed on time and on budget, as well as certain work planned for 2021 being done in 2020.

●
Balance Sheet / Debt Restructuring was assessed a score of 1.5. The HRCC considered the number of accomplishments on this measure during 2020, including the Ontario Teachers’ Pension Plan deal at New Afton, the sale of the Blackwater Project, the redemption of the 2022 senior notes through the issuance of 2027 senior notes, the redemption of $200 million of 2025 notes, the amendment and extension of the Company’s credit facility to 2023, and the replacement of reclamation letters of credit with surety bonds, which increased the Company’s liquidity under its credit agreement.

The Company Scorecard total of 120% was used as the Company performance rating to determine short-term incentive awards for the NEOs.
2020 Awards
The short-term incentive (“STI”) awarded (as a percentage of Base Salary) is calculated based on the following formula:
STI Award = STI Target x [(A x B) + ( C x D )], where

A	=	Individual Performance Rating
B	=	Individual Performance Weighting
C	=	Company Performance Rating
D	=	Company Performance Weighting
The above formula applied to the calculation of actual incentives paid to each NEO in respect of 2020 are set out in the table below.

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Name	STI Target (% of Base Salary)	(A) Individual Performance Rating	(B) Individual Performance Weighting	(C) Company Performance Rating	(D) Company Performance Weighting	STI Award (% of Base Salary)	STI Amount Paid ($)
Renaud Adams	125%	160%	20%	120%	80%	160%	1,040,000
Robert Chausse	90%	150%	30%	120%	70%	116%	518,096
Eric Vinet(1)	70%	160%	40%	120%	60%	73%	266,705
Ankit Shah	50%	150%	50%	120%	50%	68%	202,500
Sean Keating	50%	130%	50%	120%	50%	63%	200,000
(1)	Mr. Vinet was promoted to Senior Vice President, Operations on October 19, 2020. Prior to his promotion, his STI target was 50%. The value in the table represents a pro-rated amount.

Long-Term Incentives
Long-term incentives are an equity-based variable component of compensation, consisting of Options, PSUs and RSUs. Long-term incentives are designed to align the interests of executives with those of shareholders by tying compensation to share price performance and to assist in the retention of talented executives through long-term vesting schedules.
For 2019 year-end compensation, the Company adjusted its mix of long-term incentive awards for executive officers and senior management to reduce by half the amount granted in Options in response to compensation governance trends and shareholder feedback. Consistent with many of the companies in its Peer Group, it introduced RSUs into long-term incentive awards for executive officers and senior management. The same long-term incentive mix was used for 2020 year-end compensation.
The HRCC believes that this mix of equity-based awards best rewards corporate and individual performance while aligning the interests of executives with those of shareholders. Options reward the NEOs’ success in achieving sustained, long-term profitability that increases New Gold’s share price. PSUs reward the NEOs’ success in achieving comparatively better share price performance relative to the broader gold mining industry. RSUs align executive compensation with share price and serve as a retention tool, while also addressing shareholder concerns regarding share dilution, as the Company settles RSUs in cash.
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Long-term incentive awards reflect individual performance. They reward individual performance and contributions to the Company and are used as a retention tool. Similar to short-term incentives, target amounts are established at a level designed to ensure equity-based compensation for NEOs is competitive with that offered by the Peer Group.
Long-term incentive awards were determined by multiplying the NEO’s Individual Performance Rating by the NEO’s LTI target, both of which are set out in the table below. Individual Performance Ratings for each NEO were determined considering the key results achieved by each NEO as set out in their profiles beginning on page , the contribution of these key results to the Company’s strategy, objectives and results in 2020, and the NEO’s overall contribution to the Company during the year. Mr. Adams assessed the Individual Performance Rating of each NEO other than himself and recommended these Individual Performance Ratings to the HRCC, which reviewed the recommended ratings in determining the NEOs’ LTI awards. Individual Performance Ratings were considered appropriate due to the considerable progress made by the Company in 2020 in operational performance while managing COVID-19, strengthening the Company’s balance sheet and changing the market perception of the Company, and the significant contributions made by the NEOs to these accomplishments.
The HRCC assessed the Individual Performance Rating of Mr. Adams. In assessing a 160% Individual Performance Rating for Mr. Adams, the HRCC determined that Mr. Adams performed exceptionally well in 2020, in overseeing a repositioning of New Gold through the Company’s corporate and financial transactions and managing the operations to meet revised guidance while managing COVID-19.
The long-term incentive targets and actual awards as a percentage of base salary for the NEOs in 2020 are set out in the table below.
Name	LTI Target Award as % of Base Salary (A)	Individual Performance Rating (B)	LTI Amount as % of Base Salary (A x B)
Renaud Adams	250%	160%	400%
Robert Chausse	150%	150%	225%
Eric Vinet(1)	125%	160%	168%
Ankit Shah	100%	150%	150%
Sean Keating	100%	130%	130%
(1)    Mr. Vinet was promoted to Senior Vice President, Operations on October 19, 2020. Prior to his promotion, his LTI target was 100%.
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Stock Options
Options are granted under New Gold’s Stock Option Plan described in this Circular under “Equity Compensation Plans – Stock Option Plan” on page . The HRCC recommends Option awards to the Board after considering input from management. In addition to the considerations discussed above under “Long-Term Incentives”, the HRCC considers the number of Options held by an NEO and considers the total number of Options outstanding in making decisions or recommendations for Option grants to the Board. The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 Options to persons eligible to receive Options who are not officers. Option awards in excess of 100,000 Options or to officers require approval by the Board. The value of Option awards is calculated using a Black-Scholes option valuation methodology consistent with the methodology for valuing Options for New Gold’s stock-based compensation expense in its financial statements.
2020 Option Awards
In February 2021, the Board approved the grant of the following Options to the NEOs in recognition of their performance in 2020 and as part of their 2020 compensation.
Name	Number of Options Granted(1)	Value of Option Award(2)
Renaud Adams	619,048	$650,000
Robert Chausse	239,063	$251,016
Eric Vinet	145,264	$152,527
Ankit Shah	107,143	$112,500
Sean Keating	99,048	$104,000
(1)    Granted March 3, 2021 and valued as of such date. For more information on the grant, terms and valuation of these Options, refer to the Summary Compensation Table on page and the notes thereto.
(2)    Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.
Performance Share Units (PSUs)
PSUs are granted under the Long Term Incentive Plan. The Board considers PSUs to be an appropriate form of compensation for NEOs as PSUs are not guaranteed and their value is tied to the performance of the Company relative to the broader gold mining industry over the applicable performance measurement periods. A description of the Long Term Incentive Plan, including full details of the performance measures used, is set out in this Circular under “Equity Compensation Plans – Long Term Incentive Plan” on page .
The HRCC recommends PSU awards to the Board after considering input from management. In addition to the considerations discussed above under “Long-Term Incentives”, the HRCC considers the number of PSUs held by an NEO and the total number of PSUs outstanding in making recommendations for PSU grants to the Board. The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 PSUs to employees who are not officers. PSU awards in excess of 100,000 PSUs or to officers require approval by the Board.
2020 PSU Awards
In February 2021, the Board approved the grant of the following PSUs to the NEOs in recognition of their performance in 2020 and as part of their 2020 compensation.
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Name	Number of PSUs Granted(1)	Total Value of PSU Award(1)
Renaud Adams	631,068	$1,300,000
Robert Chausse	243,704	$502,032
Eric Vinet	148,085	$305,055
Ankit Shah	109,223	$225,000
Sean Keating	100,971	$208,000
(1)   Granted March 3, 2021 and valued as of such date. On the Entitlement Date (as defined below) of the PSUs, which will be January 1, 2024 for this PSU grant, the number of PSUs that vest and result in the issuance of New Gold shares will vary from 0% to 200% of the number of PSUs granted, based on the Achieved Performance Ratio (as defined below) that measures the difference between New Gold’s total shareholder return compared to the S&P Global Gold Index return for each Measurement Period (as defined below) as well as accounting for applicable withholding tax. For more information on the grant, terms and valuation of these PSUs, refer to the Summary Compensation Table on page and the notes thereto.
Restricted Share Units (RSUs)
Since 2020, RSUs have been granted to NEOs under the Long Term Incentive Plan. The Board considers RSUs an appropriate form of compensation for NEOs as they promote retention and align NEO compensation to the Company’s share price. The corresponding reduction in Options also reduces shareholder concerns about dilution. A description of the Long Term Incentive Plan, including full details of the performance measures used, is set out in this Circular under “Equity Compensation Plans – Long Term Incentive Plan” on page .
2020 RSU Awards
In February 2021, the Board approved the grant of the following RSUs to the NEOs in recognition of their performance in 2020 and as part of their 2020 compensation. RSUs are satisfied in cash.
Name	Number of RSUs Granted(1)	Total Value of RSU Award(1)
Renaud Adams	315,534	$650,000
Robert Chausse	121,852	$251,016
Eric Vinet	74,042	$152,527
Ankit Shah	54,612	$112,500
Sean Keating	50,485	$104,000
(1)    Granted March 3, 2021 and valued as of such date. On the Entitlement Date (as defined below) of the RSUs, the cash payment in satisfaction of the RSUs will be based on the current market price and number of RSUs granted. One third of each RSU grant will vest on each of January 1, 2022, January 1, 2023 and December 15, 2023. For more information on the grant, terms and valuation of these RSUs, refer to the Summary Compensation Table on page  and the notes thereto.
Retirement Benefits and Other Compensation
New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating Canadian employees may contribute between 1% and 9% of their base salary to the RRSP program. New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2020, the limitation on the Company’s matching contributions was $13,615 for each participating employee.
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Other than matching contributions to the retirement program described above (which amounts are included in the column entitled “All Other Compensation” in the Summary Compensation Table on page ), New Gold does not provide retirement benefits for NEOs. The Company also provides the NEOs with benefits to provide financial reassurance in the event of illness, disability or death. During 2020, benefits provided to NEOs were similar to those provided to other employees at the corporate office, except for annual health assessments which have been available for executives since 2008.
Other compensation paid to NEOs in 2020 is included in the Summary Compensation Table on page  in the column “All Other Compensation” and described in the applicable notes to the table.

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Realized and Realizable Pay for the President and Chief Executive Officer
Given that long-term incentives represent a majority of the NEOs’ total direct compensation, the value realized from an NEO’s compensation is tied directly to New Gold’s share price performance. This reinforces the alignment of NEO compensation with New Gold’s performance and the shareholder experience. The chart below compares the reported total direct compensation awarded to Mr. Adams for his first two full years as President and Chief Executive Officer to the realized and realizable value of this compensation at March 15, 2021. As a result of share price performance in 2020, which significantly outperformed industry average, the realizable value of the long term incentives granted to Mr. Adams for 2019 in March 2020 has increased. However, his realized pay remains less than reported total direct compensation for 2019 and all potentially realizable pay remains at-risk. Mr. Adams will realize and potentially increase the value of his long term incentives for both 2019 and 2020 in future years if New Gold executes its strategy and maintains or increases its share price, which will align with gains for shareholders as well.
(1)
Total Direct Compensation for a year represents actual compensation paid in respect of a performance year, including the STI awards paid and LTI awards granted after year-end but in respect of such year.

(2)
Total Realized Pay includes base salary and STI awards paid and LTI grants that have vested as of March 15, 2021, as applicable. As at March 15, 2021, one-third of Mr. Adams’ RSUs for the 2019 performance year had vested. These vested RSUs are reflected in 2019 realized pay. None of Mr. Adams’ Options or PSUs granted for performance in 2019 or 2020 had vested.

(3)
Total Realizable Pay is the sum value as of March 15, 2021 of unvested PSUs granted that year (calculated using actual performance for completed performance periods and assuming target performance for future performance periods), the in-the-money value of unexercised options (whether or not vested) and unvested RSUs. Calculated using the closing price of New Gold’s common shares on the TSX on March 12, 2021 of $2.16.

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Performance Graph
The following graph compares the cumulative total shareholder return (“TSR”) for $100 invested in Shares of New Gold from December 31, 2015 to December 31, 2020 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends. In 2020, New Gold’s TSR was 143% compared to 22% for the S&P/TSX Global Gold Index and 5.6% for the S&P/TSX Composite Index.
The graph below illustrates how total NEO Compensation has changed over the same period.

(1)
NEO compensation is total compensation in each year to the NEOs in that year, excluding severance payments and other amounts paid to NEOs terminated in the applicable year in connection with their departures from the Company

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(in $)	2015	2016	2017	2018	2019	2020
New Gold Inc.	100.0	146.3	128.3	32.6	35.7	87.0
% Change (year on year)		46.3	-12.3	-74.6	9.5	143.5
S&P/TSX Composite Index	100.0	121.1	132.1	120.4	147.9	156.2
% Change (year on year)		21.1	9.1	-8.9	22.9	5.6
S&P/TSX Global Gold Index	100.0	151.0	153.0	147.7	208.7	254.9
% Change (year on year)		51.0	1.4	-3.4	41.3	22.1

During the past five years, commodity markets have experienced considerable volatility. The gold price increased in the period from 2016 to the end of 2017 due in part to increasing global uncertainty while economic recovery from the global financial crisis had a positive effect on the S&P/TSX Composite Index. The changes in the gold price have had a corresponding effect on the S&P/TSX Global Gold Index. The gold price was steady year-over-year in 2018, before rising meaningfully in 2019 and 2020 due largely to a negative economic outlook, interest rate decline and increased uncertainty around the short-term and long-term economic impacts of the COVID-19 pandemic. New Gold’s share price performance has also been impacted by changes in the gold price, but challenges in the development and operation of Rainy River have had an additional negative effect on New Gold’s share price performance over the period from 2017 to 2018.
New Gold’s total NEO compensation has followed a similar trend to its TSR over the same period. As New Gold’s TSR declined significantly in 2017 and 2018 compared to the S&P/TSX Composite Index and Global Gold Index, total NEO compensation declined significantly as well. There was also a significant change in the Board and the Company’s executive team in this period. With respect to the executive team, Mr. Adams was appointed President and Chief Executive Officer on September 12, 2018 and all other current executive officers have been appointed since that date. The number of officers was also reduced during this period, from twelve officers in October 2018 to six currently. In 2019 and 2020, the new executive team led improvements to New Gold’s operations and financial position and New Gold’s TSR improved significantly compared to the S&P/TSX Composite Index and Global Gold Index. In 2020, New Gold’s TSR was 143% compared to a TSR of 22% for the Global Gold Index. NEO compensation has increased as well in 2020, although it remains below that of the previous executive team prior to 2018.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

SUMMARY COMPENSATION TABLE
The following table provides information regarding compensation earned by each of the NEOs for the years ended December 31, 2020, 2019 and 2018. Compensation is paid to the NEOs in Canadian dollars.
Name and Principal Position	Year	Salary ($)	Share- based Awards ($)(6)(7)	Option- based Awards ($)(7)(8)	Non-equity Incentive Plan Compensation ($)		All Other Compensation ($)(9)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Renaud Adams(1) President and Chief Executive Officer	2020	650,000	1,950,000	650,000	1,040,000	-	13,250	4,303,250
	2019	600,000	1,518,750	506,250	636,000	-	13,250	3,274,250
	2018	182,500	543,298	205,313	182,500	-	-	1,113,610
Robert Chausse(2) Executive Vice President and Chief Financial Officer	2020	446,250	753,047	251,016	518,096	-	13,615	1,982,024
	2019	425,000	621,563	207,188	403,538	-	13,250	1,670,538
	2018	67,614	50,710	50,710	60,852	-	6,085	235,972
Eric Vinet(3) Senior Vice President, Operations	2020	363,454	457,582	152,527	266,705	-	5,253	1,245,521
	2019	334,848	406,500	185,500	185,300	-	13,250	1,125,398
	2018	-	-	-	-	-	-	-
Ankit Shah(4) Vice President, Strategy and Business Development	2020	300,000	337,500	112,500	202,500	-	11,250	963,750
	2019	246,917	191,700	63,900	133,193	-	13,250	648,960
	2018	190,000	28,500	28,500	57,000	-	17,100	321,100
Sean Keating(5) Vice President, General Counsel and Corporate Secretary	2020	320,000	312,000	104,000	200,000	-	13,615	949,615
	2019	261,913	172,500	57,500	130,200	-	13,250	635,363
	2018	220,500	57,881	19,294	77,175	-	13,115	387,965
(1)
Mr. Adams was appointed President and Chief Executive Officer effective September 12, 2018. In connection with his appointment, Mr. Adams received a grant of 310,078 PSUs (which are shown in the column entitled “Share-based Awards” together with the pro-rated award of 175,481 PSUs he received in February 2019). His 2018 full-year base salary was $600,000, of which a pro-rated amount is provided in the table.

(2)
Mr. Chausse was appointed Executive Vice President and Chief Financial Officer effective November 5, 2018. In connection with his appointment, Mr. Chausse received a grant of 230,000 PSUs (which are shown in the column entitled “Share-based Awards” together with the pro-rated award of 43,342 PSUs he received in February 2019). His 2018 full-year base salary was $425,000 of which a pro-rated amount is provided in the table.

(3)
Mr. Vinet was appointed Vice President, Technical Services effective January 7, 2019. His 2019 full-year base salary was $340,000, of which a pro-rated amount is provided in the table. Effective August 1, 2019, Mr. Vinet was temporarily appointed Vice President and General Manager, Rainy River. In connection with his appointment, Mr. Vinet received 47,170 PSUs and 92,593 Options (which are shown in the columns entitled “Share-based Awards” and “Option-based Awards” respectively, together with the 199,099 PSUs and 184,167 Options he received in February 2019). Mr. Vinet was promoted to Senior Vice President, Operations effective October 19, 2020. Mr. Vinet’s 2020 full-year base salary following his promotion is $415,000.

(4)
Mr. Shah was promoted to Vice President, Strategy and Business Development effective September 9, 2019. His 2019 full-year base salary was $300,000. A pro-rated amount of this salary and the salary in his previous role is provided in the table for 2019.

(5)
Mr. Keating was promoted to Vice President, General Counsel and Corporate Secretary effective November 5, 2019. For 2019, the salary indicated is a pro-rated amount of his current and prior role. Mr. Keating’s 2019 full-year base salary following his promotion was $320,000.

(6)
Share-based Awards: The Share-based Awards include PSUs and RSUs granted to executives. PSUs and RSUs are valued by multiplying the number of PSUs/RSUs by the five-day volume weighted average trading price on the TSX immediately preceding the date of grant. For 2020 awards, the three-day volume weighted average trading price on the TSX immediately preceding the date of grant was used. The following table shows the specific prices for each grant of share-based compensation included in the column entitled “Share-based Awards”:

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Share-based Award	Performance Year	Grant Date	Applicable Share Price ($)
PSUs and RSUs	2020	3-Mar-2021	2.06
PSUs and RSUs	2019	3-Mar-2020	1.11
PSUs	Retention Award (Vinet)	11-Sep-2019	1.59
PSUs	2018	26-Feb-2019	1.17
PSUs	Signing Bonus (Adams, Chausse)	15-Nov-2018	1.10
(7)	Options, PSUs and RSUs are disclosed based on the performance year in respect of which the compensation was granted.
(8)	Option-based awards are valued using the Black-Scholes option valuation methodology. The key assumptions made in valuing the awards are as follows:

Grant Date	Performance Year	Exercise Price	Risk-free Rate of Return	Volatility Estimate	Expected Life (years)	Per Option Value
3-Mar-2021	2020	$2.06	0.55%	66.8%	4.19	$1.05
3-Mar-2020	2019	$1.20	1.11%	64.7%	4.16	$0.60
11-Sep-2019	Retention Award	$1.59	1.49%	64.7%	4.14	$0.81
26-Feb-2019	2018	$1.17	1.80%	63%	4.03	$0.57

(9)
Included in this column are Company-paid matching contributions to a Group RRSP in the amounts of: $13,250 in 2019 and 2020 for Mr. Adams; $6,085 in 2018, $13,250 in 2019 and $13,615 in 2020 for Mr. Chausse; $13,250 in 2019 and $5,253 for 2020 for Mr. Vinet; $17,100 in 2018, $13,250 in 2019 and $11,250 in 2020 for Mr. Shah; and $13,115 in 2018, $13,250 in 2019 and $13,615 in 2020 for Mr. Keating.

The following table shows the total compensation for the Company’s NEOs for the relevant year, as well as the total compensation for NEOs as a percentage of earnings from mine operations and as a percentage of shareholder equity.

	Total Compensation for Named Executive Officers(1,2)	Total Compensation for Named Executive Officers(1,2)) as a Percentage of Operating Margin(3)	Total Compensation for Named Executive Officers(1,2) as a Percentage of Shareholder Equity
2020	$9,444,160	2.4%	0.9%
2019	$10,192,746	3.0%	0.8%
Change	$1,800,627	(0.6%)	0.1%
(1)
The amounts for 2019 include severance payments and other amounts paid to Lisa Damiani, the Company’s former General Counsel, Executive Vice President, Government Relations and Corporate Secretary, in connection with her departure from the Company on October 26, 2019.

(2)	The amounts for 2019 reflect 6 NEOs (Messrs. Adams, Chausse, Vinet, Shah, Ms.Day and Ms. Damiani). The amounts for 2020 reflect 5 NEOs (Messrs. Adams, Chausse, Vinet, Shah and Keating).
(3)	Operating Margin is calculated as the Company’s revenue less operating expenses for years ended December 31, 2020 and December 31, 2019.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Incentive Plan Awards
The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2020.
Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2020
Name	Grant Date(1)(2)	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(3)	Number of Unvested PSUs (#)(2)	Number of Unvested RSUs (#)	Market Value of Unvested PSUs and RSUs ($)(4)
Renaud Adams	26-Feb-2019(5)	360,197	1.17	26-Feb-2024	587,121	175,481	-	491,347
	3-Mar-2020	843,750	1.20	3-Mar-2025	1,350,000	912,162	456,081	3,831,080
Robert Chausse	26-Feb-2019(5)	88,965	1.17	26-Feb-2024	145,013	43,342	-	121,358
	3-Mar-2020	345,313	1.20	3-Mar-2025	552,501	373,311	186,655	1,567,905
Eric Vinet	11-Sep-2019	92,593	1.59	11-Sep-2024	112,038	47,170	-	132,076
	3-Mar-2020	184,167	1.20	3-Mar-2025	294,667	199,099	99,550	836,217
Ankit Shah	29-Dec-2016	17,700	4.23	29-Dec-2021	-	-	-	-
	18-Dec-2017	20,100	3.85	18-Dec-2022	-	-	-	-
	26-Feb-2019	50,000	1.17	26-Feb-2024	81,500	24,359	-	68,205
	3-Mar-2020	106,500	1.20	3-Mar-2025	170,400	115,135	57,568	483,568
Sean Keating	29-Dec-2016	16,900	4.23	29-Dec-2021	-	-	-	-
	18-Dec-2017	21,700	3.85	18-Dec-2022	-	-	-	-
	26-Feb-2019	67,697	1.17	26-Feb-2024	110,346	32,981	-	92,347
	3-Mar-2020	95,833	1.20	3-Mar-2025	153,333	103,604	51,802	435,137
(1)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.
(2)	PSUs granted on February 26, 2019 have an Entitlement Date (as defined below) of December 10, 2021. PSUs granted on March 3, 2020 have an Entitlement Date (as defined below) of January 1, 2023.
(3)
Calculated using the closing price of New Gold’s Shares on the TSX on December 31, 2020 of $2.80 and subtracting the exercise price of in-the-money Options. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of New Gold’s Shares on the date of exercise.

(4)
Calculated by multiplying the number of PSUs and RSUs by the closing price of New Gold’s Shares on the TSX on December 31, 2020 of $2.80. The actual number of shares granted upon vesting of the PSUs will depend on the Achieved Performance Ratio of the PSUs at vesting. For all PSUs granted prior to 2020, the minimum Achieved Performance Ratio is 50%. PSUs granted in 2020 have no minimum Achieved Performance Ratio. The actual value realized will also depend on the price of the Shares on the date of vesting.

(5)	Option and PSU awards were pro-rated due to start date being mid-year.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Value Vested or Earned During the Year Ended December 31, 2020
The following table provides information regarding the value of incentive plan awards vested or earned during the year ended December 31, 2020.
Name	Option-based Awards – Value Vested during the Year ($)(1)	Share-based Awards – Value Vested during the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned during the Year ($)(3)
Renaud Adams	15,609	665,119	1,040,000
Robert Chausse	3,855	493,350	518,096
Eric Vinet	24,074	-	266,705
Ankit Shah	2,167	15,987	202,500
Sean Keating	2,933	17,301	200,000
(1)	Calculated using the closing price of New Gold’s Shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money Options.
(2)	Amount shown represents the value of the PSUs that vested on December 30, 2020.
(3)	Amounts shown represent annual short-term incentives awarded for 2020 performance.

Options Exercised during the Year Ended December 31, 2020
The following table provides details regarding Options exercised and sold by the NEOs during the year ended December 31, 2020.
Name	Number of Options Exercised	Option Expiry Date	Option Exercise Price	Value Realized
Renaud Adams	Nil	N/A	N/A	Nil
Robert Chausse	Nil	N/A	N/A	Nil
Eric Vinet	Nil	N/A	N/A	Nil
Ankit Shah	Nil	N/A	N/A	Nil
Sean Keating	Nil	N/A	N/A	Nil
TERMINATION AND CHANGE OF CONTROL BENEFITS
New Gold has entered into employment agreements with each NEO that contain termination and change of control provisions. Those provisions, as in effect December 31, 2020, are discussed below.
Termination Without Cause
If an NEO’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated short-term incentive at target or the pro-rated short-term incentive received in the previous year. In addition, each NEO, except for Mr. Adams, will receive a severance payment of 12 months’ salary and short-term incentive plus one month’s salary and short-term incentive per year of service to a maximum of 18 months’ salary and short-term incentive. Mr. Adams will receive a severance payment of 18 months’ salary and short-term incentive. For this purpose, short-term incentive is calculated as the greater of short-term incentive at target or the short-term incentive received by the NEO in the previous year. As of December 31, 2020, any Options or RSUs which had not vested at the time of termination will be cancelled and any Options that have vested will remain exercisable until the earlier of (i) the expiry of such Option, or (ii) the date that is twelve months from the date of such termination. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of the amount of the salary severance set out above) until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the short-term incentive severance payment above. There would be a cash payment for unvested PSUs based on a pro-rata calculation described in “Equity Compensation Plans – Cessation or Acceleration of Share Units” on page 68.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Termination Following a Change of Control
NEO change of control provisions follow a double-trigger approach. If there is (1) a Change of Control of New Gold (as defined below) and (2) within 12 months following such Change of Control (i) New Gold gives notice of its intention to terminate the NEO’s employment for any reason other than just cause, or (ii) a Triggering Event (as defined below) occurs and the NEO elects to terminate his or her employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated short-term incentive at target or the pro-rated short-term incentive received in the previous year. In addition, the NEO will receive a severance payment of 24 months’ salary plus the greater of two times his or her short-term incentive at target or two times the short-term incentive received in the previous year. As of December 31, 2020, any Options that had not vested at the time of termination would vest immediately and all vested Options will remain exercisable until their expiry. All unvested RSUs and PSUs would vest immediately, with the Entitlement Date occurring on the date of such Triggering Event. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of two years’ salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.
A “Change of Control” is generally defined in each NEO’s employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more of the voting securities of New Gold; (e) as a result of or in connection with: (i) the contested election of directors or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the Board will not constitute a majority of the Board; or (f) the Board adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.
A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits or perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, provided this will not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his or her employment, which is of a distance greater than 50 kilometres from the city of his or her normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Estimated Incremental Payment on Termination Without Cause or Termination Following a Change of Control
The following tables detail the estimated incremental payments from New Gold to each of the NEOs on termination without cause or a Change of Control (with termination of employment), assuming the termination of employment occurred on December 31, 2020.
Termination of Employment Without Cause
Name	Base Salary Value ($)	Short-Term Incentive Value ($)	Benefits Value ($)	Value of Unvested Options, RSUs and PSUs Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Renaud Adams	975,000	1,218,750	146,250	2,119,049	4,459,049
Robert Chausse	520,625	468,563	78,094	788,974	1,856,256
Eric Vinet	484,167	338,917	72,625	471,640	1,367,349
Ankit Shah	450,000	225,000	67,500	273,544	1,016,044
Sean Keating	480,000	240,000	72,000	281,882	1,073,882
Total	2,909,792	2,491,230	436,469	3,935,089	9,772,580
(1)
Unvested Options and RSUs are cancelled upon termination of employment. For unvested PSUs, a cash payment was calculated on a pro-rata basis using the calculation described in “Equity Compensation Plans – Cessation or Acceleration of Share Units” on page to calculate Achieved Performance Ratio and multiplying by the closing price of New Gold’s shares on the TSX on December 31, 2020 of $2.80.

(2)	These amounts do not include any salary payable or pro-rata short-term incentive payable to the date of termination of employment. Payment of these amounts may be contingent on signing a release.

Termination of Employment Following Change of Control
Name	Base Salary Value ($)	Short-Term Incentive Value ($)	Benefits Value ($)	Value of Unvested Options, RSUs and PSUs Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Renaud Adams	1,300,000	1,625,000	195,000	7,989,142	11,109,142
Robert Chausse	892,500	803,250	133,875	3,074,696	4,904,321
Eric Vinet	830,000	581,000	124,500	1,758,726	3,294,226
Ankit Shah	600,000	300,000	90,000	1,023,533	2,013,533
Sean Keating	640,000	320,000	96,000	996,711	2,052,711
Total:	4,262,600	3,629,250	639,375	14,842,808	23,373,933
(1)
Options are calculated by subtracting the exercise price of unvested in-the-money Options that would have vested on termination of employment from the closing price of New Gold’s Shares on the TSX on December 31, 2020 of $2.80. PSUs are calculated by multiplying the number of PSUs that would have vested on termination of employment (calculated using actual performance for completed performance periods and assuming maximum performance of 150% for future performance periods) by the closing price of New Gold’s Shares on the TSX on December 31, 2020 of $2.80. RSUs are calculated by multiplying the number of RSUs that would have vested on termination of employment by the closing price of New Gold’s Shares on the TSX on December 31, 2020 of $2.80.

(2)	These amounts do not include any salary payable or pro-rata short-term incentive payable to the date of termination of employment. Payment of these amounts may be contingent on signing a release.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

EQUITY COMPENSATION PLANS
New Gold has three equity compensation plans: the Stock Option Plan, the Long Term Incentive Plan and one historical stock option plan. There are no options outstanding, and the Board does not intend to grant any new options, under the historical stock option plan.
STOCK OPTION PLAN
The Stock Option Plan was adopted by the Board on March 3, 2011, and was subsequently approved by shareholders on May 4, 2011, and then reapproved on April 30, 2014, April 26, 2017, and May 20, 2020. As at March 15, 2021, a total of 6,557,534 Options (representing 0.96% of the issued and outstanding Shares of New Gold) were outstanding under the Stock Option Plan. The annual “burn rate” for the Stock Option Plan (number of Options granted under the plan in a year divided by the weighted average number of Shares outstanding in that year) was 0.03%, 0.35% and 0.34% for 2018, 2019 and 2020 respectively. In 2020, a total of 2,329,227 Options were granted (representing 0.34% of the issued and outstanding Shares as at December 31, 2020).
The following is a summary of the principal terms of the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Shares acquired on the exercise of the Option.
Eligibility
Options may be granted to directors (subject to certain limits on grants to non-employee directors), employees, officers or eligible contractors of New Gold or its affiliates (collectively, “Eligible Persons”). During the year ended December 31, 2020, the Company did not grant any Options to the non-executive directors.
Vesting
All Options granted under the Stock Option Plan have been granted on the basis they will vest as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary. The Board establishes the vesting and other terms and conditions for an Option at the time the Option is granted. In the event of a Change of Control, the Board may, in its discretion, accelerate the vesting of all unvested Options.
Awards under the Stock Option Plan to executive officers are subject to the Company’s Executive Compensation Clawback Policy.
Securities Issuable under the Stock Option Plan
The aggregate number of Shares of New Gold reserved for issuance for all Options granted under the Stock Option Plan and for all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, must not exceed 3.5% of the Shares issued and outstanding (on a non-diluted basis) at the time of granting the Option.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

The total number of Shares issuable to any one person under the Stock Option Plan, together with any Shares reserved for issuance to such participant under any security-based compensation arrangements, may not exceed 34,035,116, representing 5% of the Shares issued and outstanding (on a non-diluted basis) on the date of the grant. In addition, the Stock Option Plan limits Option grants to non-employee directors to the lesser of (i) 1% of Shares issued and outstanding (on a non-diluted basis) at the time of grant, and (ii) an annual value of $100,000.
Limits on Securities Issuable to Insiders
The Stock Option Plan (a) limits the aggregate number of Shares issuable to insiders under any equity-based compensation plan to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of grant, and (b) limits the number of Shares issued to insiders in any one-year period under any equity-based compensation plan to 10% of the Shares issued and outstanding (on a non-diluted basis).
Exercise Price
The Board establishes the exercise price of an Option at the time the Option is granted, but it may not be less than the volume weighted average trading price of the Shares of New Gold on the TSX for the five trading days ending on the last trading date immediately before the date of grant.
Term and Termination of Options
Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve at the time of grant. However, in the event that any Option expires during, or within 48 hours after, a Company-imposed blackout period on the trading of securities of the Company, such expiry will be extended to the tenth day after the end of the blackout period.
If an Option holder ceases to be an Eligible Person for any reason other than death, retirement or termination for cause, the holder’s vested Options will be cancelled 90 days after he or she ceases to be an Eligible Person unless otherwise determined by the Board or provided in the holder’s employment agreement, but in no case will such date exceed the original expiry date of the Option. Options that have not vested when the holder ceases to an Eligible Person will be cancelled, unless otherwise determined by the Board. The applicable termination date on which an employee subject to Canadian law ceases to be an Eligible Person is the later of the last day worked and the end of the applicable statutory notice period.
If an Option holder is terminated for cause, all vested and unvested Options will be cancelled immediately after the holder ceases to be an Eligible Person.
If an Option holder retires or dies, all unvested Options will vest on the date the holder ceases to be an Eligible Person due to retirement or death and will be cancelled 180 days after the holder’s retirement or death, unless otherwise determined by the Board, but in no case will such date exceed the earlier of the original expiry date of the Option or 12 months following the retirement or death of the holder.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Assignability
Options are non-assignable and non-transferable by a holder, except for assignment to a Permitted Assign (as such term is defined in the Stock Option Plan). Options are exercisable only by the applicable Eligible Person during the lifetime of the applicable Eligible Person and only by the Eligible Person’s legal representative after the death of the Eligible Person.
Amendment Provisions
Subject to any applicable regulatory or stock exchange requirements or restrictions in the Stock Option Plan, the Board may at any time and without shareholder approval, terminate the Stock Option Plan or amend the provisions of the Stock Option Plan, or the terms of any Options granted, including, without limitation, making amendments:
(i)	to Section 2.3 of the Stock Option Plan relating to the exercise of Options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Shares or otherwise;
(ii)	deemed by the Board to be necessary or advisable because of any change in applicable laws;
(iii)	to the definitions section of the Stock Option Plan;
(iv)	to the Change of Control provisions provided for in Section 3.1 of the Stock Option Plan;
(v)	to Section 1.3 of the Stock Option Plan relating to the administration of the Stock Option Plan;
(vi)	to the vesting provisions of any outstanding Options;
(vii)
to postpone or adjust any exercise of any Option or the issuance of any Shares pursuant to the Stock Option Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of the Stock Option Plan or the Shares issuable pursuant to the Stock Option Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the Stock Option Plan are exempt from such registration; and

(viii)
fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of an exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

The Stock Option Plan may, however, not be amended to effect any of the following without the approval of a majority of shareholders voting at a shareholders’ meeting:
(i)	increase the maximum number of Shares which may be issued under the Stock Options Plan;
(ii)	increase the ability of the Board to amend the Stock Option Plan without shareholder approval;
(iii)	amend the definition of “Eligible Persons” and “Permitted Assigns”;
(iv)	reduce the exercise price of any Option;
(v)	amend Section 2.5 of the Stock Option Plan relating to the transferability of any Option; or
(vi)	amend the term of any Option.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

In addition, the Board may not amend the Stock Option Plan to increase insider participation limits without first having obtained the approval of a majority of shareholders voting at a shareholders’ meeting, excluding Shares voted by insiders who are Eligible Persons.
The Board may also amend the terms of any Option as long as it does not materially and adversely alter the terms or conditions of the Option or materially and adversely impair the rights of any Option holder under the Option granted without the consent of the Option holder.
LONG TERM INCENTIVE PLAN
New Gold’s Long Term Incentive Plan provides for time-based RSU awards and performance-based PSU awards (collectively, “Share Units”) to be granted to employees, directors, officers and eligible contractors of the Company and its affiliates (“Participants”) as a bonus for consideration of past services to the Company or its affiliates and to incent continued service. The Company may not grant Share Units to directors who are not employees or eligible contractors. RSUs and PSUs are both notional share-based units that have the same value as one share of New Gold on the date of grant. Vested RSUs are paid in cash, and vested PSUs may be paid in cash or Shares or a combination of both.
The following is a summary of the principal terms of the Long Term Incentive Plan. Subject to the provisions of the Long Term Incentive Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the grant or vesting of a Share Unit. A copy of the Long Term Incentive Plan is appended to the management information circular dated April 3, 2020 available on New Gold’s profile on SEDAR at www.sedar.com.
Grant, Vesting and Term
Each Share Unit vests on its Entitlement Date (as defined below). The Board determines the Entitlement Date applicable to Share Units at the time of grant but has the discretion to amend the Entitlement Date after such grant.
The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 RSUs and up to 100,000 PSUs to persons other than officers of the Company. The Board further delegated authority to management to grant individual awards of up to 50,000 RSUs to persons other than officers. The Board has also delegated to management authority to grant awards of RSUs, PSUs and Options to newly hired or promoted employees, other than newly hired officers or employees promoted to an officer role, up to a total grant value of $100,000. Any other grants, including all grants of RSUs and PSUs to officers, require approval of the Board.
RSUs vest on the entitlement date or dates, as determined by the Board in its discretion (the “Entitlement Date” with respect to an RSU) (subject to acceleration as described below under the heading “Cessation or Acceleration of Share Units”). On an Entitlement Date, the Company makes a payment to the relevant Participant in cash equal to the five-day volume weighted average price of the Company’s Shares on the TSX for the five trading days preceding the Entitlement Date multiplied by the number of RSUs vesting.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

PSUs vest on the entitlement date, as determined by the Board in its discretion (the “Entitlement Date” with respect to a PSU) (subject to acceleration as described below under the heading “Cessation or Acceleration of Share Units”). In addition, at the time PSUs are granted, the Board makes the vesting of such PSUs subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant Entitlement Date.
The number of Shares to be issued or the amount of cash to be paid on the Entitlement Date of the PSUs will vary based on “Achieved Performance”. The Achieved Performance is a percentage that is multiplied by the number of PSUs granted to determine the number of Shares to be issued and/or the amount of cash to be paid on the Entitlement Date. It is calculated based on the difference (the “TSR Difference”) between New Gold’s total shareholder return (“TSR”) and the TSR of the S&P/TSX Global Gold Index (the “Index”) (i.e., New Gold’s TSR minus the Index TSR) for each of four measurement periods (the “Measurement Periods”). The four Measurement Periods are equally weighted in determining the total Achieved Performance for a particular PSU grant.
In 2020, New Gold changed the third and fourth Measurement Periods (P3 and P4 in the table below). For grants prior to 2020, including PSUs granted in 2019 that are still outstanding, these two periods end on November 30 of the third year. The change in 2020 was made to allow for the measurement of full year performance in the third year. The measurement periods for outstanding PSUs, other than those granted in March 2019, are set out below:
Measurement Periods	Percentage of Total Achieved Performance
P1: January 1 to December 31 of year one (year of grant)	25%
P2: January 1 to December 31 of year two	25%
P3: January 1 to December 31 of year three	25%
P4: January 1 of year one to December 31 of year three	25%
At the end of each Measurement Period, the TSR Difference is calculated. If New Gold’s TSR exceeds the TSR of the Index in a Measurement Period (i.e., the TSR Difference is greater than zero), the Achieved Performance for that period will be over 100%. Similarly, if New Gold’s TSR is less than the TSR of the Index in a Measurement Period (i.e., the TSR Difference is less than zero), the Achieved Performance for that period will be less than 100%. The minimum Achieved Performance for any Measurement Period is 0% and the maximum is 200%. To achieve the maximum Achieved Performance for a Measurement Period, the TSR Difference must be at least 50% (i.e., New Gold’s TSR minus Index TSR ≥ 50%). For example, if the TSR of the Index for a Measurement Period was 5%, New Gold’s TSR for that period would have to be 55% or higher to attain Achieved Performance of 200% for that Measurement Period. If New Gold’s TSR is the same as the Index TSR for a Measurement Period, the Achieved Performance for the period would be 100%. If the TSR Difference is -25%, (i.e., New Gold’s TSR minus Index TSR is -25%) the Achieved Performance for the period would be 50%. Finally, if the TSR Difference is less than -25%, the Achieved Performance for the Measurement Period would be 0% (i.e., New Gold TSR minus Index TSR < -25%). For PSUs granted in 2020, the Achieved Performance Ratio for certain TSR Differences are set out in the table below. The Achieved Performance Ratio for other TSR Differences would be determined by linear interpolation from these results.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

TSR Difference for 2020 PSUs	Achieved Performance Ratio for 2020 PSUs
New Gold TSR minus Index TSR < -25%	0%
New Gold TSR minus Index TSR = -25%	50%
New Gold TSR = Index TSR	100%
New Gold TSR minus Index TSR = 25%	150%
New Gold TSR minus Index TSR ≥ 50%	200%
The Company had set different minimum and maximum Achieved Performance Ratios for PSU grants prior to 2020. For PSUs granted in 2019 that are still outstanding, there is a minimum Achieved Performance Ratio of 50% when the TSR Difference in a Measurement Period is less than or equal to negative 20%. Also, for PSUs granted in 2019 that are still outstanding, the maximum Achieved Performance Ratio for a TSR Difference greater than or equal to 20% is 150%. These minimum and maximum Achieved Performance Ratios and any minimum payment resulting from them do not apply to PSUs granted in 2020 and 2021.
On the Entitlement Date, a PSU may be settled: (i) in cash equal to the five-day volume weighted average price of the Company’s Shares on the TSX for the five trading days preceding the Entitlement Date multiplied by the number of PSUs and the Achieved Performance; or (ii) by the issuance of the equivalent number of Shares of New Gold as the number of PSUs multiplied by the Achieved Performance, or (iii) a combination of both. The Board may, in its discretion, grant PSUs that can only be satisfied by the issuance of Shares from treasury or by a cash payment or by a combination thereof. The annual “burn rate” for the Long Term Incentive Plan (number of securities granted under the plan in a year divided by the weighted average of Shares outstanding in that year) was 0.10%, 0.17% and 0.37% for 2018, 2019 and 2020, respectively.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Adjustments
The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the Shares of New Gold. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Shares divided by the Market Price of the Shares on the date on which dividends were paid by the Company. Such additional Share Units will vest on the Entitlement Date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate.
Securities Issuable under the Long Term Incentive Plan
The aggregate number of Shares to be available for issuance in respect of all PSUs granted under the Long Term Incentive Plan will not exceed 1.25% of the Shares issued and outstanding (on a non-diluted basis). To account for the payment of withholding tax, outstanding PSUs granted prior to 2021 set out that 55% of each PSU grant may only be satisfied by PSUs that vest in cash, which cash is then used to pay withholding taxes on such PSUs. Upon the vesting of PSUs granted in 2021, the Company will calculate the applicable withholding tax attributable to such PSUs and will remit such amount directly to the Canada Revenue Agency in return for the surrender and forfeiture by the PSU holder of PSUs in an amount equal to the remittance amount. Only PSUs which would be satisfied in Shares on their Entitlement Date need to be counted when determining the 1.25% limit on the number of Shares that may be reserved for issuance under the Long Term Incentive Plan. As at March 15, 2021, a total of 4,917,484 PSUs were outstanding under the Long Term Incentive Plan. Assuming an Achieved Performance Ratio of 150% for PSUs granted prior to 2020 and an Achieved Performance Ratio of 200% for PSUs granted in 2020 and 2021, excluding PSUs to vest in cash or PSUs that are expected to be surrendered in consideration for the Company paying any applicable withholding tax amount, the maximum number of Shares which would be issued to satisfy PSUs on their Entitlement Date is 4,456,721 which represents 0.65% of the number of issued and outstanding Shares of New Gold, leaving 4,052,057 Shares available for future PSUs to be granted under the Long Term Incentive Plan (representing 0.60% of the number of issued and outstanding Shares).
Limits on Securities Issuable to Insiders
The Long Term Incentive Plan (a) limits the aggregate number of Shares issuable to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) limits the number of Shares issued to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold within a 12-month period to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of the issuance. In no case can a Participant, immediately after being granted an award of Share Units (a) hold a beneficial interest in more than 34,035,116 Shares, representing 5% of the issued and outstanding Shares (on a non-diluted basis), or (b) be in a position to control the casting of greater than 5% of the votes that may be cast at a general meeting of New Gold (collectively, the “Ownership Restrictions”).
Assignability
Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Cessation or Acceleration of Share Units
Subject to the terms of the Long Term Incentive Plan, Share Units become void on the termination (with or without cause) or retirement of a Participant, except as otherwise determined by the Board in its discretion. For Canadian Participants, termination is effective as of the end of the applicable statutory notice period prescribed by employment standards legislation. Additionally, the Long Term Incentive Plan provides for a pro-rated cash payment for Participants terminated without cause with unvested PSUs. The total Achieved Performance Ratio for the pro-rated cash payment would be calculated as described above except incomplete Measurement Periods would be adjusted to end on the last day of the month before the termination date, and would be pro-rated based on the portion of each Measurement Period occurring prior to the termination date. For example, if termination occurs prior to the commencement of a Measurement Period, the weighting attributed to that Measurement Period would be zero, and if termination occurs exactly half way through a Measurement Period, the Percentage of Total Achieved Performance for that period would be halved (i.e., 12.5% instead of 25%). The calculated total Achieved Performance Ratio would then be multiplied by the number of unvested PSUs and then multiplied by the Market Price of New Gold Shares as of the last day of the month before the termination date.
In addition, unless the Board determines otherwise, the Entitlement Date for all of a Participant’s Share Units will be accelerated as follows: (i) in the event of the death of the Participant, the Entitlement Date will be the date of death; and (ii) in the event of the total disability of the Participant, the Entitlement Date will be the date which is 60 days following the date on which the Participant becomes totally disabled.
In the event a resolution is adopted to wind up, dissolve or liquidate the Company, all Share Units outstanding will immediately vest, and the Entitlement Date for such Share Units will occur. Where the Entitlement Date of the PSU is accelerated, performance for Measurement Periods that have not been completed before the Entitlement Date or Change of Control will be based on 100% achievement in the case of death or disability or 150% achievement in the case of a Change of Control.
Awards or payments under the Long Term Incentive Plan to executive officers are subject to the Company’s Executive Compensation Clawback Policy.
Amendment Provisions
Subject to any applicable regulatory or stock exchange requirements, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Long Term Incentive Plan (including any grant letters), including, without limitation, amendments of a housekeeping nature or any change to the Entitlement Date of any Share Units, except that it may not make any of the following amendments to the Long Term Incentive Plan without first having obtained the approval of a majority of shareholders voting at a shareholders’ meeting:
(i)	materially increase the benefits to a holder of Share Units who is an insider of the Company, to the material detriment of the Company and its shareholders;
(ii)
increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

(iii)	reduce the range of amendments requiring shareholder approval;
(iv)	permit Share Units to be transferred other than for normal estate settlement purposes;
(v)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;
(vi)	materially modify the eligibility requirements for participation in the Long Term Incentive Plan;
(vii)	modify the result that Participants residing in Australia forfeit their rights to any payment or issue of Shares on termination of such Participants; or
(viii)	modify the Ownership Restrictions.

In addition, any such amendment, modification or change of any provision of the Long Term Incentive Plan will be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AS AT DECEMBER 31, 2020
The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at December 31, 2020.
Plan Category	Number of Shares to be Issued on Exercise of Options and Vesting of PSUs(1)	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (excluding Shares reflected in Column (a))(2)(3)(4)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	7,534,778	$1.59 for Options(5) N/A for PSUs	24,777,087
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
(1)
Represents the aggregate number of Shares of New Gold reserved for issuance on exercise of outstanding Options and upon the vesting of outstanding PSUs (assuming maximum Achieved Performance, being 4,834,523 Shares upon the exercise of outstanding Options and 2,700,255 Shares upon the vesting of PSUs).

(2)
Represents the aggregate number of Shares remaining available for future issuance under the Stock Option Plan and the Long Term Incentive Plan as at December 31, 2020, after taking into account the number of Shares issuable upon the exercise of outstanding Options and the vesting of outstanding PSUs that can be satisfied in shares (assuming maximum Achieved Performance, being 18,974,220 Shares under the Stock Option Plan and 5,802,867 Shares under the Long Term Incentive Plan).

(3)
The aggregate number of Shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, cannot exceed 3.5% of the number of Shares issued and outstanding (on a non-diluted basis).

(4)
The aggregate number of Shares that can be reserved for issuance under the Long Term Incentive Plan in respect of all unvested PSUs cannot exceed 1.25% of the number of Shares issued and outstanding (on a non-diluted basis).

(5)
The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the PSUs outstanding under the Long Term Incentive Plan.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

STATEMENT OF DIRECTOR COMPENSATION
Non-executive directors receive a retainer for acting as a director. Executives of New Gold that serve as directors do not receive any additional compensation for acting as directors. New Gold does not pay per-meeting fees. All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his or her duties as a director, are paid by New Gold.
Each year the CGNC reviews the compensation provided to non-executive directors and recommends compensation for the ensuing year based on, among other things, a review of director compensation at Peer Group companies and other market participants, overall corporate performance and other corporate imperatives, and general trends in director compensation. The Board reviews the CGNC’s recommendation regarding non-executive director compensation and makes a final determination.
For 2020, the Board approved the non-executive director compensation set out in the table below, which was unchanged from the previous year, with directors required to take 60% of the basic retainer in deferred share units (“DSUs”) and the balance (the “cash-eligible portion”) in either cash or additional DSUs at the election of the director. Additional annual retainers for being Chair of the Board or for being chair of a committee may be paid either in cash or DSUs, at the election of the director.
	Total	Required in DSUs	Cash Eligible or DSUs
Basic annual retainer	$175,000	$105,000	$70,000
Additional annual retainer for Chair of the Board	$120,000	-	$120,000
Additional annual retainers for committee chairs Audit Committee Human Resources and Compensation Committee Technical and Sustainability Committee Corporate Governance and Nominating Committee	$35,000 $25,000 $25,000 $15,000	- - - -	$35,000 $25,000 $25,000 $15,000

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

DIRECTOR COMPENSATION TABLE
The following table provides information regarding compensation paid to New Gold’s non-executive directors during the year ended December 31, 2020.
Name	Annual Retainer – Cash ($)(1)	Annual Retainer – Share-based Awards ($)(2)	Option-based Awards ($)	All Other Compensation ($)	Total ($)
Nick Chirekos(3)	68,425	105,000	-	-	173,425
Gillian Davidson(4)	-	200,000	-	-	200,000
Jim Gowans(5)	63,125	120,000	-	-	183,125
Peggy Mulligan(6)	-	190,000	-	-	190,000
Ian Pearce(7)	88,500	177,000	-	-	265,500
Marilyn Schonberner(8)	78,750	105,000	-	-	183,750
Total:	298,800	897,000	-	-	1,195,795
(1)
Any cash compensation earned by directors is paid quarterly. Changes to director compensation occur after the annual meeting of shareholders. As a result, the first quarterly payment to directors in a fiscal year is sometimes different from the quarterly payments received by directors in the second, third and fourth quarters. In addition, directors are permitted to elect to change the apportionment of their compensation between DSUs and cash after the annual meeting of shareholders, which may result in additional discrepancies between cash compensation in the first quarter relative to each subsequent quarter of a fiscal year.

(2)
DSU portion of retainer paid following the election of directors at the annual meeting of shareholders. Calculated by multiplying the number of DSUs by the volume weighted average price of Shares on the TSX for the five trading days prior to the grant date (June 23, 2020), which was $1.55.

(3)	Mr. Chirekos received 67,741 DSUs, 60% of the basic retainer, and received the remaining retainer in cash payments of $15,925 in the first quarter and $17,500 for each of the following quarters.
(4)	Dr. Davidson received 129,032 DSUs, 100% of the basic retainer plus 100% of her additional retainer for serving as Chair of the Technical and Sustainability Committee.
(5)
Mr. Gowans received 77,419 DSUs, 60% of the basic retainer plus 60% of his additional retainer for serving as Chair of the Human Resources & Compensation Committee, and received the remaining retainer in cash payments of $3,125 in the first quarter and $20,000 for each of the following quarters.

(6)	Ms. Mulligan received 122,580 DSUs, 100% of the basic retainer plus 100% of her additional retainer for serving as Chair of the Corporate Governance and Nominating Committee.
(7)
Mr. Pearce received 114,193 DSUs, 60% of the basic retainer plus 60% of his additional retainer for serving as Chair of the Board, and received the remaining retainer in three cash payments of $29,5000.

(8)	Ms. Schonberner received 67,741 DSUs, 60% of the basic retainer, and received the remaining retainer in three cash payments of $26,250.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Director and Officer Equity Ownership Guidelines Applicable to Directors
The Equity Ownership Guidelines require each non-executive director to own Shares and/or DSUs equivalent in value to the following:
•	Non-executive directors: 5x the cash eligible portion of the basic retainer paid for acting as a non-executive director
•	Chair of Board: 5x the cash eligible portion of the basic retainer plus 5x the additional retainer as Chair

For purposes of measuring compliance with the Equity Ownership Guidelines, Shares are valued at the greater of the Market Price on the TSX as of the measurement date and the purchase price paid for the Shares, and DSUs are valued at the greater of the Market Price on the measurement date and the closing price on the date of grant.
The Equity Ownership Guidelines must be met within the later of three years from the date the director joined the Board and two years from the date the Equity Ownership Guidelines were approved by the Board, which was January 21, 2020. All of the returning directors meet the requirement. The new nominees, Mr. Chater and Mr. McCulley, will have until May 4, 2024 to meet the requirement. The number and value of Shares and DSUs held by directors compared to the equity ownership requirement as measured at December 31, 2020 is set out below. For the terms of the Equity Ownership Guidelines, including a description of how the total value of Shares and DSUs held is calculated and the terms applicable to officers see “Statement of Executive Compensation – Compensation Risk Management and Mitigation – Director and Officer Equity Ownership Guidelines Applicable to Officers” on page .
Name	Shares Held	DSUs Held	Total Value of Shares and DSUs	Equity Ownership Requirement	Date to Meet
Nick Chirekos	-	175,439	$491,229	$350,000	Meets requirement
Gillian Davidson	-	338,428	$953,703	$350,000	Meets requirement
Jim Gowans	30,000	292,382	$902,670	$350,000	Meets requirement
Peggy Mulligan	-	322,960	$910,393	$350,000	Meets requirement
Ian Pearce	27,200	493,027	$1,603,339	$950,000	Meets requirement
Marilyn Schonberner	-	324,261	$965,839	$350,000	Meets requirement

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Incentive Plan Awards
The following table provides information regarding the option-based and share-based awards for each non-executive director outstanding as at December 31, 2020.
Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2020
Name	Grant Date(1)	Option-based Awards				Share-based Awards
		Number of Securities Underlying UnexercisedOptions (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In- the-Money Options ($)(2)	Number of DSUs (#)	Market Value of DSUs ($)(3)
Nick Chirekos	June 7, 2019	-	-	-	-	107,698	301,554
	June 23, 2020	-	-	-	-	67,741	189,675
Gillian	May 1, 2018	-	-	-	-	29,070	81,396
Davidson	May 8, 2019	-	-	-	-	180,326	504,913
	June 23, 2020	-	-	-	-	129,032	361,290
Jim	July 31, 2018	-	-	-	-	41,274	115,567
Gowans	October 30, 2018	-	-	-	-	4,633	12,972
	May 8, 2019	-	-	-	-	169,056	473,357
	June 23, 2020	-	-	-	-	77,419	216,773
Peggy	May 1, 2018	-	-	-	-	29,070	81,396
Mulligan	May 8, 2019	-	-	-	-	171,310	479,668
	June 23, 2020	-	-	-	-	122,580	343,224
Ian	May 10, 2016	49,172	5.71	May 10, 2021	-	13,369	37,433
Pearce	May 16, 2017	68,026	3.97	May 16, 2022	-	50,481	141,347
	May 1, 2018	-	-	-	-	49,003	137,208
	May 8, 2019	-	-	-	-	265,981	744,747
	June 23, 2020	-	-	-	-	114,193	319,740
Marilyn	August 9, 2017	-	-	-	-	33,954	95,071
Schonberner	May 1, 2018	-	-	-	-	33,223	93,024
	May 8, 2019	-	-	-	-	189,343	530,160
	June 23, 2020	-	-	-	-	67,741	189,675
(1)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.
(2)
Calculated using the closing price of New Gold’s Shares on the TSX on December 31, 2020 of $2.80 and subtracting the exercise price of in-the-money Options. The actual gain, if any, on exercise will depend on the price of New Gold’s Shares on the date of exercise.

(3)
Calculated by multiplying the number of DSUs by the closing price of New Gold’s Shares on the TSX on December 31, 2020 of $2.80. The actual value realized will depend on the price of Shares when the director elects to redeem his or her DSUs after the director leaves the Board.

Of the Options granted to non-executive directors, 117,198 Options remained outstanding as at December 31, 2020, which equates to 0.02% of the Company’s issued and outstanding Shares as at such date. Options were removed from the regular director retainer beginning in 2018. During the year ended December 31, 2020, the Company did not grant any Options to the non-executive directors.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

Value Vested during the Year Ended December 31, 2020
The following table provides information regarding the value of incentive plan awards vested or earned for each non-executive director during the year ended December 31, 2020.
Name	Option-based Awards – Value Vested during the Year ($)	Share-based Awards – Value Vested during the Year ($)(1)
Nick Chirekos	-	$105,000
Gillian Davidson	-	$200,000
Jim Gowans	-	$120,000
Peggy Mulligan	-	$190,000
Ian Pearce	-	$177,000
Marilyn Schonberner	-	$105,000
(1)	Calculated by multiplying the number of DSUs by the volume weighted average price of Shares on the TSX for the five trading days prior to the grant date (June 23, 2020), which was $1.55.
Options Exercised during the Year Ended December 31, 2020
There were no Options exercised by non-executive directors during 2020.
Deferred Share Unit Plan
The Company’s deferred share unit plan (“DSU Plan”) is intended to strengthen the alignment of interests between its non-employee directors and shareholders by linking a portion of annual director compensation to the future value of New Gold’s Shares. It is administered by the CGNC.
A DSU is a notional share-based unit that has the same value as one Share and is subject to adjustment for normal anti-dilution events, but which is not paid out until the recipient ceases to be a director. Generally, a director must receive at least 60% of his or her retainer in the form of DSUs. The number of DSUs granted to a director is determined by dividing the amount of compensation to be taken as DSUs by the “Market Price” on the day of grant, being the volume weighted average price on the TSX of the five business days immediately preceding the date of grant. If a director leaves the Board prior to the next annual meeting of shareholders for any reason other than due to death, disability or dismissal following a Change of Control, then the DSUs for that year redeemable upon leaving the Board will be reduced pro rata to reflect the length of time served.
During the year ended December 31, 2020, an aggregate of 578,706 DSUs were granted to directors. No DSUs were redeemed. As at March 15, 2021, there are an aggregate of 1,838,799 DSUs outstanding under the DSU Plan.
Loans to Directors
The Company does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Company to any of its directors or NEOs.
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CORPORATE GOVERNANCE PRACTICES
New Gold has designed and implemented its corporate governance structure with a view to ensuring that its business and affairs are managed and overseen in furtherance of its mission – to be Canada’s leading intermediate gold producer, driving responsible and profitable mining in a way that creates sustainable enduring value for New Gold’s shareholders, stakeholders and the environment. National Policy 58-201 – Corporate Governance Guidelines (the “Corporate Governance Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices, along with other applicable regulatory requirements, form the regulatory framework for New Gold’s corporate governance practices. As a result, New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements. New Gold also monitors developments and evolving best practices in Canada and the United States to ensure that its governance policies and practices continue to evolve so as to best serve the Company’s mission.
As the overall steward for New Gold’s business, the Board has adopted a formal written mandate (the “Board Mandate”) which sets out its goals, duties and responsibilities. The Board fulfills the Board Mandate and its duties to the Company directly and through its committees at regularly scheduled meetings and as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces. The directors are kept informed of New Gold’s operations at these meetings, as well as through reports and discussions with management on matters within their particular areas of expertise.
The CGNC, which is comprised entirely of independent directors, is responsible for assessing the Board’s performance in fulfilling the Board Mandate. Specifically, the CGNC reviews with the Board, on a regular basis and at least annually, the role of the Board, the Board Mandate, the charters of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities. When appropriate, the Board Mandate and committee charters are updated to reflect evolving governance practices.
A copy of the Board Mandate is attached as Schedule A to this Circular. Each of the Board’s standing committees has adopted a formal written charter, copies of which are available on New Gold’s website at www.newgold.com.
The following is a description of New Gold’s corporate governance practices as reported by the CGNC and approved by the Board.
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BOARD OF DIRECTORS
Composition of the Board of Directors
Independence of the Board
The Board, in consultation with the CGNC, annually reviews the relationship between each director and the Company in order to determine the independence of each director (within the meaning of the Corporate Governance Guidelines). With the assistance of the CGNC, the Board has considered the relationship between the Company and each of the Nominees and has determined that eight of the nine Nominees are independent for the purposes of the Corporate Governance Guidelines.
Director / Nominee	Relationship	Reason for Non-Independent Status
Renaud Adams	Non-Independent	President and Chief Executive Officer of the Company
Geoff Chater	Independent	N/A – no material relationship
Nick Chirekos	Independent	N/A – no material relationship
Gillian Davidson	Independent	N/A – no material relationship
Jim Gowans	Independent	N/A – no material relationship
Thomas McCulley	Independent	N/A – no material relationship
Peggy Mulligan	Independent	N/A – no material relationship
Ian Pearce	Independent	N/A – no material relationship
Marilyn Schonberner	Independent	N/A – no material relationship

A majority of the Board is comprised of independent directors, and each member of the Board’s committees is independent. In addition, each committee charter provides for access to information respecting the Company and access to the Company’s officers, employees, consultants, external auditors and legal counsel. The committee charters also entitle each committee to engage separate independent counsel and advisors at the expense of the Company, as appropriate.
The Board Mandate provides for in camera sessions of the independent directors at each Board meeting (including special meetings). During the year ended December 31, 2020, the Board held in camera sessions of the independent directors without the presence of management at each of its meetings. In addition, during the year ended December 31, 2020, all of the committees held in camera sessions of the independent committee members without the presence of management at each meeting.
To ensure that the Board as a whole remains appropriately independent of management, the Board has also implemented the following safeguards:
(a)	the Chair of the Board or any two independent directors may call a Board meeting;
(b)	the compensation of the President and Chief Executive Officer is considered in his absence by the HRCC; and
(c)	in addition to the standing committees of the Board, ad hoc committees are appointed from time to time when appropriate.
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Areas of Expertise
The Nominees possess a broad range of skills, experience and the expertise necessary to carry out the Board Mandate and meet the needs of the Company. The Board believes that the following skills are of particular importance in addressing the challenges, risks and opportunities facing the Company:
(a)	mining industry and/or operations;
(b)	capital markets, finance and/or accounting;
(c)	public company boards and/or corporate governance;
(d)	HSE, sustainability and/or risk management;
(e)	talent management;
(f)	strategic planning and/or mergers and acquisitions;
(g)	government relations and/or legal matters; and
(h)	capital project management.
The following table shows the areas of experience and expertise that each of the Nominees brings to our Board:
Director	Mining Industry / Operations / Geology	Capital Markets / Finance / Accounting	Public Company Boards / Governance	HSE / Sustainability / Risk Management	Talent Management	Strategic Planning / M&A	Government Relations / Legal	Capital Project Management
Adams	✔		✔	✔	✔	✔	✔
Chater	✔	✔	✔	✔	✔	✔
Chirekos	✔	✔	✔	✔		✔
Davidson	✔		✔	✔			✔
Gowans	✔		✔	✔	✔	✔	✔	✔
McCulley	✔		✔	✔	✔	✔	✔	✔
Mulligan		✔	✔	✔	✔	✔	✔	✔
Pearce	✔		✔	✔	✔	✔		✔
Schonberner		✔	✔	✔	✔	✔		✔

Other Public Company Directorships/Committee Appointments
The Company recognizes that there is value in a director serving on the boards of other companies, so long as this service does not give rise to a conflict with the Company’s interests. A director’s acceptance of additional positions as a corporate director is therefore subject to the prior notification of the Board through either the Chair of the Board or the Chair of the CGNC.
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The following table provides details of the directorships and committee appointments held by the Nominees at other public companies as at the date of this Circular. None of the directors and/or Nominees of New Gold serve together as directors on the boards of other public companies. This is consistent with New Gold’s Board Guidelines on Term Limits, Retirement, Over-Boarding and Board Interlocks (“Board Guidelines”), adopted on February 18, 2021, which do not permit board interlocks except in exceptional circumstances that have been considered by the CGNC and approved by the Board.
Director	Other Public Company Directorships	Other Public Company Committee Appointments
Renaud Adams	Omai Gold Mines Corp. (since 2020)
GT Gold Corp. (since 2018)(1)
Geoff Chater	None
Nick Chirekos	Peabody Energy Corporation (since 2017)	Chair of Audit Committee Nominating and Corporate Governance Committee
Gillian Davidson	Central Asia Metal Limited (since 2019)	Chair of Sustainability Committee
Jim Gowans	Marathon Gold Corporation (since 2020)	Chair of Technical Committee
	Trilogy Metals Inc. (since 2019)	Chair of Compensation Committee Technical Committee
Titan Mining Corporation (since 2018)
	Cameco Ltd. (since 2009)	Chair of Safety, Health and Environment Committee Reserves Oversight Committee Audit and Finance Committee
Tom McCulley	None
Peggy Mulligan	Canadian Western Bank (since 2017)	Risk Committee Audit Committee
Ian Pearce	Northland Power Inc. (since 2020)	Audit Committee Governance and Nominations Committee
	Nexa Resources S.A. (since 2019)	Sustainability and Capital Projects Committee
Metso Outotec Corporation (since 2015)
Marilyn Schonberner	Wheaton Precious Metals Corp. (since 2018)	Audit Committee Human Resources Committee
(1)
On March 10, 2021, GT Gold Corp. announced that it had entered into a binding agreement with Newmont Corporation, pursuant to which Newmont has agreed to acquire all of the outstanding shares of GT Gold Corp. The transaction is expected to be completed in the second quarter of 2021, after which Mr. Adams will no longer be a director of GT Gold Corp.

The Board Guidelines also provide that, as a general rule, each non-management director may not serve on more than three other public company boards of directors unless the Board determines it is in the best interests of the Company to exempt a director from such guideline. While the Board acknowledges that Jim Gowans serves on four other public company boards of directors, the Board determined that, in light of his depth of knowledge of many aspects of the mining industry that contributes substantially to the Board’s skills and abilities, it is in the best interests of the Company to exempt Mr. Gowans from this guideline.
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The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair and may enhance the ability of such directors to effectively serve on New Gold’s Audit Committee. However, in light of the workload associated with being a member of a public company audit committee, the Company’s Board Guidelines provide that Audit Committee members should not sit on the audit committees of more than two other public companies.
Position Descriptions
The Board has developed a written position description for the Chair of the Board and the Chair of each Board committee as detailed in the Board Mandate. In addition to the Board Mandate, the Chair of each Board committee acts within the parameters set by their respective committee charters. The Board has also developed a written position description for the President and Chief Executive Officer. A brief description of the roles of the President and Chief Executive Officer and the Chair of the Board is set out below.
President and Chief Executive Officer
The President and Chief Executive Officer’s role is to provide leadership and overall management of the Company’s operations, including fostering a high performance culture consistent with New Gold’s values, and to act as a key corporate representative in dealing with shareholders, analysts, the government and other stakeholder groups. Among other things, the President and Chief Executive Officer’s responsibilities include:
(a)	developing, with input from the Board, and executing the Company’s strategic plan;
(b)	establishing current and long-term objectives, and periodic business, capital and operating plans and budgets;
(c)	overseeing all of New Gold’s operations and business activities;
(d)	developing and maintaining an effective organizational structure;
(e)	ensuring the principal business risks and controls of the Company are identified and managed, and overseeing the implementation of effective control, monitoring and performance standards and systems;
(f)
engaging with the Chair of the Board, and the chair of each Board committee on key matters that require Board approval, and providing timely information to the Board and its committees to enable them to effectively discharge their obligations; and

(g)	making recommendations to the Board on salary, bonuses and LTI amounts for the officers, and equity-based compensation for employees.
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Chair of the Board
The Board has appointed Ian Pearce, an independent director, as its Chair. He works closely with the standing committees of the Board on matters relating to compensation, finance, strategy and corporate governance. The Chair of the Board provides leadership and advice to directors in discharging their duties, including by, among other things, promoting cohesiveness among the directors, ensuring that the responsibilities of the Board and its committees are well understood and carried out by the directors, and communicating with directors between meetings.
The Chair of the Board assists the Board in discharging its stewardship function, including by:
(a)	presiding over all meetings of shareholders of the Company;
(b)	together with the Chair of the CGNC, reviewing the committees of the Board, and the composition and Chairs of such committees;
(c)
together with the Chair of the CGNC, ensuring that the Board, committees of the Board, individual directors and senior management of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance; and

(d)	consulting with committee chairs and overseeing and monitoring the work of committees of the Board.
In connection with meetings of the directors, the Chair of the Board is responsible for the following:
(a)	scheduling meetings, including in camera sessions;
(b)	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;
(c)	coordinating the appointment of ad hoc or special committees of the Board as and when required;
(d)	reviewing items of importance for consideration by the Board;
(e)
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;

(f)	setting the agenda for meetings of the Board;
(g)
monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations, including the Board’s access to appropriate members of management and employees as required or appropriate;

(h)	acting as the principal liaison between the Board and the Chief Executive Officer;
(i)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
(j)	presiding over meetings of the directors, including in camera sessions of the independent directors; and
(k)	encouraging free and open discussion at meetings of the Board.
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Committees of the Board
The Board has the following four standing committees:
(a)	the Audit Committee;
(b)	the HRCC;
(c)	the CGNC; and
(d)	the Technical and Sustainability Committee.
Each committee reports directly to the Board.
The current membership of each standing committee of the Board is set out in the table below. From time to time, when appropriate, ad hoc committees of the Board may be established by the Board.
Board Committee	Committee Members	Status
Audit Committee	Marilyn Schonberner (Chair)	Independent
	Nick Chirekos	Independent
	Peggy Mulligan	Independent
Human Resources and Compensation Committee	Jim Gowans (Chair)	Independent
	Ian Pearce	Independent
	Marilyn Schonberner	Independent
Corporate Governance and Nominating Committee	Peggy Mulligan (Chair)	Independent
	Nick Chirekos	Independent
	Gillian Davidson	Independent
Technical and Sustainability Committee	Gillian Davidson (Chair)	Independent
	Jim Gowans	Independent
	Ian Pearce	Independent
Audit Committee
The Audit Committee is comprised of three directors who satisfy the independence requirements prescribed by National Instrument 52-110 – Audit Committees. The overall purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to accounting, auditing, financial reporting and internal control processes by, among other things: (i) ensuring the integrity of the financial statements and financial reporting of the Company; (ii) overseeing compliance with related legal and regulatory requirements; (iii) ensuring the overall adequacy and maintenance of the systems of internal controls and disclosure controls and procedures that management has established; and (iv) maintaining overall responsibility for the Company’s external and internal audit processes, including the external auditor’s qualifications, independence and performance.
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Further information regarding the Audit Committee is contained in New Gold’s latest annual information form (“AIF”) under the heading “Audit Committee”, and a copy of the Audit Committee charter is attached as a schedule to the AIF. The AIF is available under New Gold’s profile on SEDAR at www.sedar.com.
Human Resources and Compensation Committee
As described under the heading “Statement of Executive Compensation – Composition and Role of the Human Resources and Compensation Committee” on page , the HRCC is comprised of three independent directors. Its overall purpose is to assist the Board in fulfilling its oversight responsibilities with respect to human capital, human resources and compensation matters, including: (i) establishing and monitoring guidelines and practices with respect to compensation and benefits provided by the Company to its employees; (ii) overseeing the Company’s equity-linked compensation plans for employees; (iii) ensuring the human resources strategy supports execution of the Company’s strategic plan; and (iv) monitoring the Company’s significant policies, programs and practices related to human resources, including recruitment, training, development, career planning, performance management, succession planning and corporate culture.
Corporate Governance and Nominating Committee
As described under the heading “Nomination of Directors” on page , the CGNC is comprised of three independent directors. Its overall purpose is to assist the Board in fulfilling its oversight responsibilities with respect to corporate governance matters, including: (i) providing a focus on corporate governance that will enhance corporate performance and the long term viability of the Company; (ii) assisting the Company in carrying out its corporate governance responsibilities under applicable laws and stock exchange requirements; (iii) establishing criteria for Board and committee membership, making recommendations with respect to the composition of the Board and its committees and, as circumstances arise, assessing director performance; and (iv) assisting the Board in its overall oversight of the adequacy and effectiveness of the Company’s enterprise risk management framework and program.
Technical and Sustainability Committee
The Technical and Sustainability Committee is comprised of three independent directors, each of whom has a strong operational or sustainability background. The overall purpose of the Technical and Sustainability Committee is to assist the Board in fulfilling its oversight responsibilities with respect to major technical and operational matters and the Company’s sustainability strategy and objectives, including: (i) reviewing and monitoring the policies and activities of the Company as they relate to operations and production; (ii) overseeing exploration activities and mineral reserve and resource estimates; and (iii) overseeing the Company’s sustainability strategy and objectives, including health, safety, the environment and relations with communities and Indigenous peoples.
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Meetings of the Board and Committees of the Board
The Board meets a minimum of four times per year and as otherwise required. The Board committees each meet on a quarterly basis, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of each meeting agenda depend on the business and affairs that New Gold faces from time to time. Directors may also attend informal updates by management from time to time, which in 2020 included updates on the Company’s response to COVID-19, where no formal business is conducted. During 2020, the Board met ten times, the Audit Committee met five times, the HRCC met four times, the CGNC met five times and the Technical and Sustainability Committee met six times. All meetings held after February were held virtually due to COVID-19 related restrictions on travel and gatherings. Below are details regarding director attendance at Board and committee meetings held during the year ended December 31, 2020. It is also noted that the directors generally attend all committee meetings held in conjunction with Board meetings; however, the attendance table below only reflects attendance at meetings for which the director was required to attend as a committee member.
Director	Board	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Total Board/ Committee Attendance
Renaud Adams	10 of 10	-	-	-	-	10 of 10 (100%)
Nick Chirekos	10 of 10	5 of 5	-	5 of 5	-	20 of 20 (100%)
Gillian Davidson	9 of 10	-	-	5 of 5	6 of 6	20 of 21 (95%)
Jim Gowans	9 of 10	-	4 of 4	-	5 of 6	18 of 20 (90%)
Peggy Mulligan	10 of 10	5 of 5	-	5 of 5	-	20 of 20 (100%)
Ian Pearce	10 of 10	-	4 of 4	-	6 of 6	20 of 20 (100%)
Marilyn Schonberner	10 of 10	5 of 5	4 of 4	-	-	19 of 19 (100%)

As set out in the Board Mandate, Board members are expected to attend all meetings of the Board in person or by telephone or other electronic communications device that permits all members in the meeting to speak and to hear each other; to devote the necessary time and attention to the work of the Board; and to have reviewed Board materials in advance and be prepared to discuss such materials.
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BOARD AND MANAGEMENT DIVERSITY
New Gold recognizes the benefits of having a diverse Board and management group and seeks to increase diversity amongst its directors and management. To this end, New Gold has adopted a written corporate Diversity Policy, the objective of which is to increase diversity at both the Board and management levels. Three of the nine Nominees (33%) to the Board are female. Also, three members of New Gold’s eight-member management team (37.5%) are female and two members (25%) meet other diversity criteria set out in the Diversity Policy.
At the Board level, the Diversity Policy requires the Board and the CGNC to consider the benefits of diversity, and the diversity of Board members, in reviewing Board succession, composition and assessing Board effectiveness. It further provides that all Board appointments will be made on merit, based on the skills, experiences, functional expertise, independence, knowledge and personal and other qualities that the Board as a whole requires to be effective, with due regard to the benefits of diversity (including the level of representation of women and people of diverse race and ethnicities on the Board). The Diversity Policy includes an annual review of the level of representation of women and other diverse candidates on the Board, and the effectiveness of the Diversity Policy, which is assessed based on the number of female and other diverse candidates identified, the number of such candidates that advance in the director selection process and the number that are ultimately appointed or nominated to the Board. When identifying new candidates to recommend for appointment or election to the Board, the Diversity Policy requires the Board (or the CGNC) to consider engaging qualified external advisors to conduct a search for candidates that meet the Board’s criteria. If such external advisors are engaged, they will be instructed to put forward a diverse selection of candidates, including female candidates.
At the senior management level, in evaluating and considering candidates, New Gold will, among other things, (a) consider only candidates who are highly qualified based on their experience, knowledge, personal skills and qualities; (b) consider diversity criteria including gender, race, ethnicity, age, religion, sexual orientation and disability; (c) consider the level of diversity in senior leadership positions; and (d) when appropriate, engage qualified external advisors to conduct a search for candidates who meet New Gold’s skills and diversity criteria to help achieve greater diversity in senior management. New Gold also participates in the International Women in Mining mentoring program that provides mentoring opportunities for female staff across the organization and also provides female corporate employees with membership in Women in Mining Toronto.
New Gold does not support the adoption of quotas to support the Diversity Policy. All Board and senior management appointments will be made based on merit, having regard to the skills, experience, independence, knowledge and other qualities that the Board and senior management as a whole require to be effective, with due regard for the benefits of diversity.
The CGNC and the Board will continue to consider evolving corporate governance and diversity practices among other issuers and in other jurisdictions as they develop, with a view to ensuring that New Gold’s practices continue to be representative of sound corporate governance practices.
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BOARD OF DIRECTORS GOVERNANCE
Director Term Limits and Retirement
In early 2021, the Board adopted the Board Guidelines which set out, among other things, general principles by which the Board will approach term limits for directors.
The Board seeks to bring fresh thinking and new perspectives to the Board while maintaining an appropriate degree of continuity. In furtherance of these objectives, the Board will generally not nominate for re-election any non-management director if the director will have completed 10 years of service as a member of the Board or will have attained the age of 72, in each case, on or prior to the date of the election as to which the nomination relates. However, if the Board nominates a person who is older than 65 years of age, that person may be permitted to serve for at least 7 years, regardless of their age. There should be no expectation that a director will serve on the Board for the periods contemplated by these guidelines.
Notwithstanding the foregoing, the Board may exercise discretion to exempt a director from the term and retirement age guidelines set out in these Board Guidelines where it determines, in the exercise of its fiduciary duty, that granting such an exemption is in the best interests of the Company. The current average term of the Company’s directors is three years and the average age of New Gold’s directors is 60.
Orientation and Continuing Education
The Board, in conjunction with the Chair of the CGNC, is responsible for ensuring that new directors are provided with an orientation and education program that includes, among other things, information about the duties and obligations of directors, the business and operations of the Company and documents from recent Board meetings.
With respect to ongoing director education, the Chair of the CGNC, in conjunction with the Chair of the Board, is responsible for ensuring that:
(a)
all directors receive updates to Company policy documents and information related to changes to applicable laws and stock exchange requirements, including major public policy and regulatory initiatives relating to the Company’s business;

(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and
(d)	appropriate funding is available to directors to attend external seminars or conferences relevant to their positions as directors of the Company.
As part of the Company’s ongoing director education program, the Company conducted director education sessions regarding the newly-adopted Declaration on the Rights of Indigenous Peoples Act (British Columbia), led by the Company’s outside counsel in February 2020 and a session on U.S. securities law as it applies to the Company in November 2020, also led by the Company’s outside counsel. All directors were in attendance at these sessions. The Board also regularly receives presentations on industry trends from the Company’s auditors in the Company’s Audit Committee meetings, which are generally attended by all directors. New Gold is planning additional director education programs in 2021. The Company also maintains memberships for all directors with the Institute of Corporate Directors, which offers professional development and continuing education programs.
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The Board seeks to have annual site visits. In February 2019, all of the current independent directors except Mr. Chirekos and Ms. Mulligan visited the New Afton Mine. Following a tour of the site and its facilities, the directors received presentations on block cave mining and a site-specific operations briefing which addressed, among other things, C-Zone development and production profile. The Board plans to conduct a similar site visit to the Rainy River Mine once COVID-19 related travel restrictions have been lifted and the Company determines that such a trip can be safely carried out.
The Board has access to such officers and employees of the Company, its external auditors, its legal counsel and to all such information respecting the Company as the Board considers to be necessary or advisable in order to perform its duties and responsibilities. Directors may arrange meetings with officers and employees of the Company, its external auditors and its legal counsel either directly or through the Chair, the President and Chief Executive Officer or the Corporate Secretary. Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.
Board and Director Assessments
The CGNC, in conjunction with the Board, is responsible for reviewing, on an annual basis, the Board Mandate and the charter of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.
In addition, the CGNC is responsible for administering a Board and director evaluation process, which culminates in the CGNC preparing and delivering a final report with recommendations to the Board. To fulfil this aspect of its mandate, the Chair of the CGNC conducts a one-on-one discussion with each independent director, and the independent directors meet as a group to discuss matters related to Board performance. The basis of these one-on-one and group discussions is a set of written questions that is approved by the CGNC in advance, regarding the performance and effectiveness of the Board, the Chair of the Board, Board committees, Board and committee meetings and the Board’s engagement with management. The discussions also elicit additional input on a variety of Board governance matters, including strategic matters overseen by the Board, Board composition, Board diversity and director education programs. The results of this evaluation process are reported to the Board with any recommendations, which are discussed and implemented, as appropriate.
The process described above is undertaken annually, though given the Board’s small size and active engagement, Board effectiveness is a subject of ongoing discussion among the independent directors.
Nomination of Directors
The CGNC, which is comprised entirely of independent directors, annually identifies, prioritizes and reviews the skills, expertise and other qualities that the Board as a whole should possess. Through this process, the CGNC identifies areas that could be supplemented by new directors relative to the skills, expertise and other qualities of the existing directors. Following this review, the CGNC is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selecting new Board members. While the CGNC has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered by the Board.
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To encourage an objective nominating process when considering potential Board nominees, the CGNC takes into account a number of factors, which may include, among others, the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the composition of the Board and the degree of diversity (including gender) among the directors, the individual’s direct experience with public companies in general and mining companies in particular, as well as the ability of the candidate’s skills, experience and other qualities to complement those of existing members of the Board.
The CGNC uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:
(a)
The Chair of the Board, the Chair of the CGNC or other members of the Board identify the need to add new Board members, with careful consideration of the mix of skills, experience and other qualities (including diversity, with particular emphasis on gender diversity, and tenure) represented on the Board.

(b)
The CGNC coordinates the search for qualified candidates with input from management and other Board members. To assist in the identification of prospective director candidates, the CGNC may engage qualified external advisors to conduct a search if the Committee deems such engagement necessary. The search for qualified candidates will be carried out having regard to the Diversity Policy.

(c)
Selected members of the Board will interview prospective candidates. The CGNC may, to the extent it deems appropriate, consult with significant shareholders of the Company or other stakeholders as part of the process of nominating new directors.

(d)	The CGNC will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders.
With respect to the nomination of Mr. Chater and Mr. McCulley, the above process was followed with a particular focus on identifying new directors with experience in exploration and geology, the mining industry and capital project management in the mining industry to deepen and diversify the collective skills of the directors. Having regard to various factors, including the needs of the Board, Board renewal and the Company’s aspiration for Board diversity, Mr. Chater and Mr. McCulley were determined to be the most qualified candidates.

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Shareholder Communication and Engagement
In order to allow shareholders to provide timely and meaningful feedback to the Board, the Board has adopted a formal Board Shareholder Communication and Engagement Policy (the “Shareholder Engagement Policy”), which is available on the Company’s website at www.newgold.com. In addition to addressing the Company’s policies with respect to shareholder communications, under the Shareholder Engagement Policy, members of the Board may be authorized to meet with New Gold shareholders, shareholder organizations and governance groups. The intent of these discussions is for the Board to listen to New Gold shareholders and to explain publicly available material information. All discussions are subject to the obligation not to make selective disclosure of a material fact or material change. In addition to responding to inbound shareholder requests for meetings, the Company regularly engages in proactive shareholder engagement events with its major shareholders, including by way of roundtable discussions, investor days, roadshows, one-on-one in-person or telephone meetings, virtual meetings or via other forums.
Generally, appropriate topics for discussion between the Board and shareholders may include:
•	Board and committee structure and composition (including diversity, tenure and independence);
•	Board, committee or director performance;
•	Board and executive succession planning;
•	Chief Executive Officer performance;
•	corporate governance practices and disclosure;
•	oversight of the Company’s strategy, environmental, social and sustainability stewardship and risk management framework;
•	general Board oversight (including auditing, audit quality and internal controls);
•	executive compensation; and
•	any shareholder proposals.

The Board member(s) present are required to report to the Chair of the Board on the outcome of any such meetings. During 2020, the Chair of the Board met and engaged in discussions with several of the Company’s largest shareholders. Following these discussions, the Chair of the Board conveyed the shareholder perspectives gained from those meetings to the Board.
The Board has designated the Corporate Secretary as its agent to receive communications and meeting requests addressed to the Board or any individual director. Communications to the Board from shareholders and other interested parties should be directed to:
Board of Directors of New Gold Inc.
c/o Corporate Secretary
New Gold Inc.
181 Bay Street, Suite 3320
Toronto, Ontario M5J 2T3
Email: general.counsel@newgold.com
ETHICAL BUSINESS CONDUCT
Code of Business Conduct and Ethics
The Company has a written Code of Business Conduct and Ethics (“Code”) for the directors, officers and employees of New Gold and its subsidiaries. The Board most recently reviewed the Code on November 25, 2020. A copy of the Code is posted on New Gold’s website at www.newgold.com.
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All directors, officers and employees are expected to comply with and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.
The Board monitors compliance with the Code generally and reviews the Code on an annual basis to determine whether any changes are necessary or desirable. At least annually, each director is required to certify whether he or she has been in compliance with the Code in respect of his or her role as a director of the Company and whether he or she is aware of any possible violation of the Code that was not raised with the Corporate Secretary or other senior management of the Company during the period since the prior certification.
Under the Code, officers and directors of New Gold are expected to report potential violations of the Code involving officers or directors to the Chair of the Audit Committee.
In the unlikely event of a waiver of the Code, any such waiver for a director or executive officer must be approved by the Board (or a designated committee) and such waiver will be disclosed to shareholders as required by applicable law. The Board did not grant any waiver of the Code to any director or executive officer during 2020 or during the past 12 months.
Director Conflicts of Interest
The CGNC is responsible for assessing and managing any actual or perceived conflicts of interest by members of the Board. The CGNC is also responsible for assessing related-party transactions involving directors. In addition to the statutory responsibilities of directors to disclose all actual or potential conflicts of interest and generally to refrain from voting on matters in which the director has a conflict of interest, a director will recuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interest. The Business Corporations Act (British Columbia) does, however, contain certain exemptions for specified situations, including certain contracts or transactions with wholly-owned subsidiaries of New Gold, a contract of indemnity or insurance for the director, and agreements relating to the compensation of the director in his or her capacity as a director, officer or employee of New Gold or an affiliate.
Whistleblower Policy
New Gold has adopted a Whistleblower Policy which allows its directors, officers, employees and contractors who feel that a violation of the Code or the Company’s Anti-Bribery and Anti-Corruption Policy has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to anonymously report such violation to the Chair of the Audit Committee in writing, or through an external hotline service provider, by telephone, by email, or online. Concerns are reviewed by the Chair of the Audit Committee in the manner deemed to be appropriate based on the nature and merits of the submission and with the assistance and direction of whomever the Chair of the Audit Committee deems appropriate.
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RISK OVERSIGHT AND MANAGEMENT
The Board has responsibility for identifying and understanding the principal risks of the Company’s business. Performance of this obligation is supplemented by the Board’s standing committees, each of which has oversight over the risks related to its mandate. In addition, the CGNC reviews and reports to the Board on the overall adequacy and effectiveness of the Company’s enterprise risk management framework and program, including management’s programs and processes for identifying, assessing, managing and disclosing identified risks relating to the Company’s business.
In 2019, New Gold established a new enterprise risk management (“ERM”) program aimed at actively identifying, assessing and mitigating the Company’s top risks. Each operating mine has a risk committee that is responsible for maintaining a risk register for the site. Senior management also comprises a corporate risk committee that maintains a corporate risk register. The corporate risk committee also reviews the site risk registers. Each risk register assesses both the likelihood of a risk and the potential consequences, and also identifies mitigation actions. The site and corporate risk committees meet at least once each quarter to assess any changes to the likelihood, consequences or mitigation actions for each risk. Top risks are identified through this process and reported to the Board on a quarterly basis, together with a discussion of strategic opportunities and issues. The CGNC reviews the ERM program once per year as well.
New Gold assesses environmental, social and governance (“ESG”) risks, including risks relating to climate change, as part of this ERM program. Through this process, New Gold has adopted a number of initiatives aimed at mitigating ESG risks which are discussed below under the heading “Sustainability and ESG”.
SUSTAINABILITY AND ESG
New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. In 2020, New Gold adapted its sustainability efforts to align with the most pressing ESG topics facing the mining industry, including the focus areas and the health, safety and well-being of our people. The protection of our people is central to our success as we believe people are our greatest asset. New Gold is committed to providing training, opportunities and progression paths for our teams, and we actively seek to ensure we promote diversity within our teams at all levels of the organization. We have adopted an embedded approach to execute on our sustainability strategy that aligns with ESG reporting standards.
Our key focus areas at Rainy River are engagement with our Indigenous partners, local procurement and economic development. We take a collaborative approach to environmental monitoring through the Environmental Monitoring Board, which is made up of community members and New Gold Rainy River staff and helps bring traditional knowledge of the area into the mine’s environmental management. We understand our approach to the environment is important to surrounding communities and incorporate traditional knowledge into our monitoring as much as possible to ensure we respect the shared knowledge of our partners. We will continue to focus on local procurement and working with local partners to provide business opportunities to more Indigenous companies. Economic development for the surrounding area continues to be a top priority, and we know that through business development opportunities and increased employment, we can have a long-term positive impact for our partners, building on our strong relationships and creating more resilient communities.
Our key focus areas for New Afton include tailings management, energy reduction and Indigenous relations. In 2020, we began construction of our Thickened and Amended Tailings facility, which will support more efficient water management and reduce long-term environmental impacts. As part of the Company's climate action plan, New Afton continues to explore options to reduce energy use on site. In 2020, New Afton was able to achieve a reduction in fossil fuel consumption and recently purchased an electric boom truck, two electric haul trucks and one electric scoop. The introduction of these vehicles is an important step in our C-Zone development and greenhouse gas reduction targets. Our relationships with surrounding Indigenous partners remain strong as we actively collaborate to improve the benefits to the surrounding areas based on mine expansion.
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In 2020, Cerro San Pedro continued both biophysical and social closure plans to ensure the legacy of the mine was one of respect and impact. Although COVID-19 impacted activities in the first half of the year, the team continued to work with the surrounding communities to provide personal protective equipment, water sanitization and community infrastructure to ease the burden of COVID-19. Cerro San Pedro completed numerous reforestation projects using native plant species from the area as part of each project. At the site, over 1 million native plants and cacti have been grown for reforestation purposes in the last 10 years. Community members are part of the reforestation process and educational sessions are held with schools and youth groups on the importance of environmental stewardship. In 2020, the Cerro San Pedro team completed the restoration of historical buildings in the town of Cerro de San Pedro and continues to support local entrepreneurs through the CSP foundation, which was established in 2017.
More information on New Gold’s approach to sustainability and ESG can be found at www.newgold.com/responsibility and New Gold’s annual Corporate Responsibility Report.
OTHER INFORMATION
Indebtedness of Directors and Executive Officers
None of New Gold’s directors, Nominees, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended December 31, 2020, indebted to New Gold or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by New Gold or any of its subsidiaries.
Interest of Certain Persons in Matters to be Acted Upon
Other than the election of directors, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting: (a) a director or executive officer of New Gold who has held such position at any time since January 1, 2020; (b) each Nominee; or (c) an associate or affiliate of a person listed in (a) or (b).
Interest of Informed Persons in Material Transactions
Other than as described elsewhere in this Circular, since January 1, 2020, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of New Gold, Nominee, or associate or affiliate of any informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect New Gold or any of its subsidiaries.
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Other Matters
At the time of printing this Circular, management of New Gold does not know of any matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on such matters in accordance with their best judgment.
Additional Information
Additional information regarding New Gold and its business activities, including New Gold’s annual financial statements and related MD&A for its most recently completed financial year, is available on SEDAR at www.sedar.com under New Gold’s profile, on the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com. Following the Meeting, the voting results for each item on the proxy will be available on SEDAR at www.sedar.com under New Gold’s profile. Shareholders may also contact New Gold by phone at 1-833-324-6018 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.
DIRECTORS’ APPROVAL
The contents of this Circular and its distribution to the shareholders of New Gold have been approved by the Board.
BY ORDER OF THE BOARD OF DIRECTORS
Ian Pearce
Chair of the Board
Toronto, Ontario
March 19, 2021

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SCHEDULE A – BOARD OF DIRECTORS MANDATE
1.	Purpose and Authority

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long term shareholder value, and to ensure that the Company meets its obligations on an ongoing basis and operates in a reliable, sustainable, safe and socially responsible manner. In performing its functions, the Board should also consider the legitimate interests its other key stakeholders, such as employees, customers, Indigenous peoples and communities in which it operates, may have in the Company. In overseeing the conduct of the business, the Board, through the President and Chief Executive Officer (“CEO”), shall set the standards of conduct for the Company.
2.	Composition, Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs, including selecting its chair (“Chair”), nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles of the Company and the Business Corporations Act (British Columbia) (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
The Chair or any two independent members of the Board may call a meeting of the Board. A quorum for the transaction of business at any meeting of the Board shall be a majority of the number of directors then in office. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Chair to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the Chair promptly following each meeting. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Chair to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution. In the case of an equality of votes at a meeting of the Board, the chair of the meeting shall not have a second or casting vote.
The Board shall have access to such officers and employees of the Company, its external auditors and its legal counsel and to all such information respecting the Company as the Board considers to be necessary or advisable in order to perform its duties and responsibilities.
3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.
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3.1	Legal Requirements

a.	The Board, together with management, has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.
b.	The Board has the statutory responsibility to:
i.	manage or, to the extent it is entitled to delegate such power, supervise the management of the business and affairs of the Company by the senior officers of the Company;
ii.	act honestly and in good faith with a view to the best interests of the Company;
iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and
iv.
act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, applicable corporate and securities laws and all applicable stock exchange requirements.

3.2	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including having a majority of directors who are “independent” as defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and under applicable stock exchange requirements. The Board, in consultation with the Corporate Governance and Nominating Committee will, at least annually, review the relationship of each director and the Company to determine if each director is or remains “independent” within the meaning of NI 58-101 and applicable stock exchange requirements. In addition, the independent directors shall hold an in camera session without the presence of management or any non-independent directors at each meeting.
In determining the independence of any member of the Board, the Board will consider all relevant factors, including any relationship a director has with the Company, its management, its shareholders and other direct or indirect material relationships which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment.
3.3	Strategy Determination

The Board has the responsibility to ensure that there are long term goals and a strategic planning process in place for the Company and to participate, at least annually, with management, directly or through the Board’s committees, in developing and approving the plan by which the Company proposes to achieve its goals, which plan takes into account, among other things, the opportunities and risks of the Company’s business with a view to the best interests and long term sustainability of the Company.
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3.4	Managing Risk

The Board has the responsibility to oversee the identification and assessment of, and to understand, the principal risks of the business in which the Company is engaged, to ensure a proper balance is achieved between risks accepted and the potential return to shareholders, to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long term viability of the Company, and to ensure the material business risks are publicly disclosed by the Company in accordance with applicable laws.
3.5	Culture and Sustainability

The Board has the responsibility to promote a culture of integrity, ethical leadership, diversity, inclusion and sustainability within the Company, including to oversee the Company’s overall human resources strategy and the Company’s strategy and practices relating to sustainability (including health, safety, environmental and corporate social responsibility) matters.
3.6	Division of Responsibilities

The Board has the power to:
a.	appoint and delegate responsibilities to committees and/or individual directors where appropriate to do so; and
b.	approve position descriptions for:
i.	its individual members and/or the individual members of committees of the Board;
ii.	the Chair of the Board;
iii.	the CEO; and
iv.	the Chief Financial Officer.

The Board shall be responsible for ensuring that the Company’s officers and the directors and officers of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s corporate governance policies and strategic goals.
To assist it in exercising its responsibilities, the Board has established four standing committees of the Board: the Audit Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee and the Technical and Sustainability Committee. The Board may establish other standing or ad hoc committees from time to time which will function in accordance with such committee’s charter.
Each committee shall have a written charter that clearly establishes its purpose, responsibilities, composition, structure and functions. Each committee charter shall be reviewed by the Board, in consultation with the Corporate Governance and Nominating Committee, at least annually. The Board is responsible for appointing the committee members, including the chair of each committee.
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3.7	Appointment, Training and Monitoring Senior Management
The Board has the responsibility, among other things:
a.
to appoint and oversee the succession of the CEO, to monitor and assess the CEO’s performance and effectiveness, to satisfy itself as to the integrity of the CEO, and to provide advice and counsel in the execution of the CEO’s duties;

b.	to develop or approve the corporate goals or objectives that the CEO is responsible for;
c.	to approve the appointment of all corporate officers, acting on the advice of the CEO, and to satisfy itself as to the integrity of such corporate officers;
d.	to ensure that adequate provision has been made to train, develop and monitor management and for the orderly succession of management;
e.	to promote a culture of integrity, diversity, inclusiveness and respect throughout the Company;
f.	to ensure that management is aware of the Board’s expectations of management; and
g.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board of significant matters discussed.

3.8	Policies, Procedures and Compliance

The Board has the responsibility:
a.	to ensure with management that the Company operates at all times within applicable laws, regulations and ethical standards, including applicable stock exchange requirements; and
b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.

3.9	Reporting and Communication

The Board has the responsibility:
a.
to ensure the Company has in place policies and programs to enable the Company to communicate timely and effectively with its shareholders, other key stakeholders and the public generally, including having appropriate disclosure controls and procedures;

b.
to ensure that the financial performance of the Company is adequately reported by management to shareholders, other securityholders and regulators on a timely and regular basis as required by applicable laws and stock exchange requirements, including having appropriate internal controls over financial reporting;

c.	to oversee the external and internal audit functions of the Company;

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d.
to ensure that reasonable processes are in place to assure the timely and accurate reporting by management of developments that would reasonably be expected to have a significant or material impact on the market price or value of the Company’s securities;

e.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;
f.	to develop appropriate measures for receiving shareholder feedback; and
g.	to develop and oversee the Company’s approach to corporate governance, including the Company’s corporate governance policies, principles and guidelines.

3.10	Monitoring and Acting

The Board has the responsibility:
a.	to monitor the Company’s progress towards it strategic goals and objectives and to revise and alter its direction through management in response to changing circumstances or needs;
b.
to oversee and approve the overall capital and financial structure of the Company and to review and approve all material or strategic projects or transactions which exceed threshold levels established by the Board;

c.	to take action when performance falls short of its goals and objectives or when other circumstances warrant; and
d.
to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of the Board’s responsibilities, including appropriate cybersecurity and information technology infrastructure and programs.

3.11	Membership and Composition

The Board has the responsibility to determine:
a.	its appropriate size and composition;
b.	the relevant criteria for proposed nominations to the Board, having regard to required skills, expertise and other qualities, including independence and diversity;
c.	any maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;
d.	the recommended compensation of directors for their services in that role, after consideration by the Corporate Governance and Nominating Committee; and
e.	the number of meetings of the Board to be held each year; provided that the Board shall meet at least on a quarterly basis.

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3.12	Education and Assessment

Members of the Board are expected to attend all meetings of the Board in person or by telephone or other electronic communications device that permits all members participating in the meeting to speak and to hear each other, to devote the necessary time and attention to the work of the Board, and to have reviewed Board materials in advance and be prepared to discuss such materials.
The Board has responsibility to ensure that a process is in place so that all new directors receive a comprehensive orientation and fully understand the role of the Board and its committees, the nature and operation of the Company’s business and strategies, the expectations for directors and the contribution that individual directors are required to make. In addition to an initial orientation, members of the Board are expected to pursue ongoing educational opportunities, such as in-house and external seminars and conferences, as appropriate to assist them in better performing their duties, and directors and are encouraged to visit one of the Company’s sites at least once every two years.
Members of the Board will be required to annually assess their own effectiveness and contribution as directors, and the effectiveness of the Board and its committees.
3.13	Third Party Advisors

The Board, and any individual director with the prior approval of the Board, may retain at the expense of the Company, independent counsel and such advisors as it considers to be necessary or advisable in order to properly perform its duties and responsibilities.
4.	Chair of the Board

4.1	The Chair of the Board will provide leadership to directors in discharging their duties as set out in this Mandate, including by:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;
b.	promoting cohesiveness among the directors;
c.	being satisfied that the responsibilities of the Board and its committees are well understood and carried out by the directors; and
d.	communicating with members of the Board between meetings of the Board.

4.2	The Chair will assist the Board in discharging its stewardship function, including by:
a.	presiding over all meetings of shareholders of the Company;
b.	together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, the composition and chairs of such committees;

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c.
together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance; and

d.	consulting with committee chairs and overseeing and monitoring the work of committees of the Board.

4.3	In addition, in conjunction with the Chair of the Corporate Governance and Nominating Committee, the Chair will ensure that:

a.
all directors receive updates to Company policy documents and changes to applicable laws and stock exchange requirements, including major public policy and regulatory initiatives relating to the Company’s business;

b.	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
c.	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and
d.	appropriate funding is available to directors to attend external seminars or conferences relevant to their positions as directors of the Company.

4.4	In connection with meetings of the directors, the Chair will be responsible for the following:

a.	scheduling meetings of the directors, including in camera sessions;
b.	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;
c.	as and when required, coordinating the appointment of ad hoc or special committees of the Board;
d.	reviewing items of importance for consideration by the Board;
e.
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

f.	setting the agenda for meetings of the Board;
g.
monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations, including the Board’s access to appropriate members of management and employees as required or appropriate;

h.	acting as the principal liaison between the Board and the CEO;
i.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
j.	presiding over meetings of the directors, including in camera sessions of the independent directors; and
k.	encouraging free and open discussion at meetings of the Board.

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5.	Committee Chairs

The Chair of any duly constituted committee of the Board will, in addition to such other duties as may be delegated to him or her by the Board or set out in the applicable committee charter:
a.
provide leadership to the committee with respect to its functions as described in the committee’s charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the committee;

b.
chair meetings of the committee, unless not present, including in camera sessions, and report to the Board following each meeting of the committee on the key findings, activities and any recommendations of the committee;

c.	ensure that the committee meets on a regular basis and at the number of times per year required by the committee’s charter;
d.	in consultation with the Chair of the Board and the committee members, establish a calendar for holding meetings of the committee;
e.	establish the agenda for each meeting of the committee, with input from other committee members, the Chair of the Board, senior management and any other parties, as applicable;
f.
act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the committee. This includes reporting to the full Board on all proceedings and deliberations of the committee at the first meeting of the Board after each committee meeting and at such other times and in such manner as the committee chair considers advisable;

g.	report annually to the Board on the role of the committee and the effectiveness of the committee’s role in contributing to the objectives and responsibilities of the Board as a whole;
h.	ensure that the members of the committee understand and discharge their duties and obligations;
i.	foster ethical and responsible decision making by the committee and its individual members;
j.	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the committee from time to time;
k.
ensure that resources and expertise are available to the committee so that it may conduct its work effectively and efficiently and pre-approve work to be done for the committee by consultants or other advisors;

l.	facilitate effective communication between members of the committee and management; and
m.	perform such other duties and responsibilities as may be delegated to the chair of the committee by the Board from time to time.

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6.	Review

The Corporate Governance and Nominating Committee will annually review this Mandate and submit any recommended changes to the Board for approval.
Last updated, reviewed and approved by the Board on November 25, 2020.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.